ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

02 APR -9 9:21

02028315

01.02.02 г. № 29/544

На ______ от ______

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

SUPPL

Dear Sir or Madam,

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii), please find enclosed the Quarterly Report of the emitter of emissive securities for IV quarter of 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538, which was declared effective by the SEC on October 21, 1998.

Sincerely yours,

Sergey N. Kosterin

Chief of Securities Department

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

4/9

APPROVED
Board of Directors of
Opened Joint-Stock Telecommunication Company
in Khanty-Mansiysk Autonomous Region
Protocol No.15 dated 30.01.2002

Deputy Chairman of Board of Directors

Eduard V. Lebedev

QUARTERLY REPORT

OF THE EMITTER OF EMISSIVE SECURITIES

for: IV quarter of 2001

Opened Joint-stock Telecommunication Company in Khanty-Mansiysk Autonomous Region

Emitter code: 00013-F

Place: the city of Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region
Postal address: 3 Komintern Street, Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011, Russia

The information contained in the present quarterly report is subject to disclosing according to the legislation of Russian Federation on securities

General Director — **Eduard V. LEBEDEV**

Chief accountant — **Vyacheslav G. BICHEVOY**

30.01.2002

Contact person: *Sergey N. Kosterin*
Head of Securities Department
Tel.: *+ 7 34671 91093* Fax: *+ 7 34671 30404*
E-mail: ***actives@okrtelecom.wsnet.ru***

A. Emitter data

9. The complete company name of the emitter.

Opened Joint-Stock Telecommunication Company in Khanty-Mansiysk Autonomous Region

10. Abbreviated name.

JSC "KHANTYMANSIYSKOKRTELECOM"

11. Information on changes to name and organizing-legal form of emitter.

Regional communication office
Regional communication office
Effective: ***16.06.1931***

Khanty-Mansiysk regional communication center
Khanty-Mansiysk regional communication center
Effective: ***15.05.1963***

Regional Technological Communication Center
RTCC
Effective: ***17.04.1978***

State enterprise "Industrial association of communication of Khanty-Mansiysk autonomous region"
SE "IAC KMAR"
Effective: ***26.11.1991***

Opened joint-stock company "Joint-stock Telecommunication Company in Khanty-Mansiysk autonomous region"
JSC "Khantymansiyskokrtelecom"
Effective: ***14.04.1993***

Effective date of the current name: ***17.06.1996***

12. Information on state registration of the emitter and its licenses.

Date of the state registration of the emitter: ***14.04.1993***
Number of the state registration certificate (other document confirming state registration of the emitter): ***655***
Authority: ***Administration of Khanty-Mansiysk***

Licenses:
Number: ***3042 A 001946***
Date of issue: ***4.11.1996***
Date of expiry: ***1.01.2004***
Authority: ***Ministry of Communication of the Russian Federation***
Activities: ***Providing telecommunication services***

Number: *77-369*
Date of issue: *5.11.1997*
Date of expiry: *N/A*
Authority: ***Federal Service of the Russian Federation on television and broadcasting***
Activities: ***Certificate of registration electronic mass media. Specialization: information, musical entertainment, children, sports, advertising (no more than 25 %). Form of propagation: TV program. Territory of propagation: Khanty-Mansiysk autonomous region.***

Number: *77-370*
Date of issue: *5.11.1997*
Date of expiry: *N/A*
Authority: ***Federal Service of the Russian Federation on television and broadcasting***
Activities: ***Certificate of registration electronic mass media. Specialization: information, musical entertainment, children, sports, advertising (no more than 25 %). Form of propagation: broadcasting program. Territory of propagation: Khanty-Mansiysk autonomous region.***

Number: ***071661 ЛР***
Date of issue: ***16.12.1997***
Date of expiry: ***16.12.2002***
Authority: ***Press State Committee of the Russian Federation***
Activities: ***Realization of publishing activity***

Number: ***9443 A 008531***
Date of issue: ***27.02.1998***
Date of expiry: ***27.02.2003***
Authority: ***State Committee of the Russian Federation on communication and informatization***
Activities: ***Providing services of on radio translation of the television programs***

Number: ***ЛФ/07-366.86***
Date of issue: ***12.08.1998***
Date of expiry: ***11.08.2003***
Authority: ***Federal agency of Government communication and information at the President of the Russian Federation***
Activities: ***Operation of FAGCI certified ciphering means, systems and complexes of ciphering communication intended for processing, storage and transfer of information containing data subject to state secret***

Number: ***10958 A 010072***
Date of issue: ***29.10.1998***
Date of expiry: ***29.10.2003***
Authority: ***State Committee of the Russian Federation on communication and informatization***
Activities: ***Providing services on radio translation of the television programs on cable TV network***

Number: ***14430 A 013444***
Date of issue: ***9.03.2000***
Date of expiry: ***9.03.2005***
Authority: ***Ministry of the Russian federation on communication and informatization***
Activities: ***Providing services on radio translation of TV and voice programs and transferring of additional information***

Number: ***4064 PB***
Date of issue: ***14.01.2000***
Date of expiry: ***11.02.2002***
Authority: ***Ministry of the Russian Federation on press, TV and broadcasting and means of mass communications***
Activities: ***Realization of broadcasting***

Number: ***043372***

Date of issue: ***18.01.2000***
Date of expiry: ***18.01.2003***
Authority: ***Ministry of Internal Affairs of the Russian Federation***
State fire-prevention service
Activities: ***The right for wiring, adjustment, repair and technical maintenance of fire and fire-protection signaling, systems of people fire alert, installations for fire extinguishing. Execution of design operations on systems of fire-prevention protection and equipment on live objects.***

Number: *75 Б 306240*
Date of issue: *21.05.1997*
Date of expiry: ***21.05.2003***
Authority: ***Regional management of the Federal Security Service of the Russian Federation in Tyumen region***
Activities: ***Realization of operations connected with using information subject to state secret***

Number: ***13257 A 012794***
Date of issue: ***11.11.1999***
Date of expiry: *11.11.2002*
Authority: ***State Telecommunications Committee of the Russian Federation***
Activities: ***Providing services of mobile radiotelephony***

Number: ***ТЮГ-001 85 ГК 002422***
Date of issue: ***30.03.2001***
Date of expiry: ***29.03.2004***
Authority: ***Federal service of a geodesy and cartography of Russia***
Activities: ***Realization of operations composing geodetic and cartographic activity***

Number: ***ТЮХ 040659 Г 001222***
Date of issue: ***15.11.2000***
Date of expiry: ***15.11.2003***
Authority: ***State licensing center of construction activity of architecture and town-planning Management of Khanty-Mansiysk autonomous region***
Activities: ***Realization of activity on building construction***

Number: ***151528***
Date of issue: ***10.04.1997***
Date of expiry: *N/A*
Authority: ***Patent and trademarks Committee of the Russian Federation***
Activities: ***Certificate for trademark and/or service mark***

Number: ***50***
Date of issue: ***22.05.2000***
Date of expiry: *N/A*
Authority: ***Ministry of Internal Affairs of the Russian Federation, Department of internal affairs of the city of Khanty-Mansiysk and the region***
Activities: ***Certificate of registration of color copying means***

Number: ***18888 A 018202***
Date of issue: ***19.07.2001***
Date of expiry: ***19.07.2006***
Authority: ***Ministry of the Russian federation on communication and informatization***
Activities: ***Providing services on ethereal translation of TV programs***

Number: ***ЛФ/07-1959***

Date of issue: ***10.09.2001***
Date of expiry: ***10.09.2004***
Authority: ***Federal agency of Government communication and information at the President of the Russian Federation***
Activities: ***The right to realize activity on maintenance service of ciphering facilities intended for cryptographic protection of information, not containing data subject to state secret***

Number: ***ЛФ/07-1960***
Date of issue: ***10.09.2001***
Date of expiry: ***10.09.2004***
Authority: ***Federal agency of Government communication and information at the President of the Russian Federation***
Activities: ***The right to realize activity on distributing ciphering facilities***

Number: ***ЛФ/07-1961***
Date of issue: ***10.09.2001***
Date of expiry: ***10.09.2004***
Authority: ***Federal agency of Government communication and information at the President of the Russian Federation***
Activities: ***The right to provide services in the sphere of ciphering information, not containing data subject to state secret***

Number: ***19664 A 019016***
Date of issue: ***18.10.2001***
Date of expiry: ***18.10.2006***
Authority: ***Ministry of the Russian Federation on communication and informatization***
Activities: ***Providing services of personal radio call***

Number: ***ТЮХ № 040777***
Date of issue: ***12.11.2001***
Date of expiry: ***12.11.2006***
Authority: ***State licensing management of town-planning policy Department of Khanty-Mansiysk autonomous region***
Activities: ***Realization of activity on building designing***

Number: ***ТЮХ № 040788***
Date of issue: ***7.12.2001***
Date of expiry: ***7.12.2006***
Authority: ***State licensing management of town-planning policy Department of Khanty-Mansiysk autonomous region***
Activities: ***Realization of activity on building construction***

Number: ***ТЮХ № 040789 Г 002809***
Date of issue: ***7.12.2001***
Date of expiry: ***7.12.2006***
Authority: ***State licensing management of town-planning policy Department of Khanty-Mansiysk autonomous region***
Activities: ***Realization of activity on building designing***

13. Identification number of taxpayer.
8601001998

14. Branch of the emitter.

Codes according to Classifier of national economy areas (CNEA):
52300
71110
71211
71500
72200
61110
61124
51510
51520
80400
96190

15. Place, postal address of the emitter and contact telephones.

Place: ***the city of Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***3 Komintern Street, Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011, Russia***
Tel.: *+ 7 34671 91093* Fax: *+ 7 34671 30404*
E-mail: ***actives@okrtelecom.wsnet.ru***

16. Information on the emitter's auditor.

Name: ***Audit and consulting company Ltd. "TOP - AUDIT"***
Place: ***Moscow***
INT: *7733059640*
Postal address: ***43 Pokrovka Str., building 1, Moscow, 103062, Russia***
Tel.: *+ 7 095 916-09-11* Fax: *+ 7 095 917-87-89*
E-mail: ***topaudit@ftcenter.ru***

License of the auditor:
License number: ***000931***
Date of issue: ***22.07.1999***
Date of expiry: ***22.07.2002***
Authority: ***Ministry of Finance of the Russian Federation***

17. Organizations, carrying out account of rights for securities of the emitter.

Registrar:
Name: ***Closed joint-stock company "Regisrator - Svyaz"***
Place: ***27 Presnevsky Val, Moscow***
Postal address: ***P.O. 128, 15-a Olenya Str., Moscow, 107014, Russia***
Tel.: *+ 7 095 268-70-19, 268-70-41* Fax: *+ 7 095 268-70-13, 268-70-31*
E-mail: ***regsw@glasnet.ru***

License:
License number: ***01147***
Date of issue: ***5.10.1996***
Date of expiry: ***8.10.2002***
Authority: ***Federal Commission on the securities market***

Date of beginning holding the register of the emitter securities by the mentioned registrar: ***14.02.1997***

In the accounting period centralized storage of emissive securities of the emitter was not realized.

18. Depository of the emitter.

The emitter has no depository.

19. Participants of the emitter.

Total quantity of shareholders (participants): ***2 338***

Shareholders (participants), holding not less than 5% of the emitter authorized capital:

19.1 Name: ***Opened joint-stock company "Investment company of communication"***
Place: ***55 Plyuschikha Str., building 2, Moscow***
Postal address: ***55 Plyuschikha Str., building 2, Moscow, 119121, Russia***
Share in the emitter authorized capital: ***38 %***

Shareholders (participants), holding not less than 25% of the authorized capital of the shareholder (participant) of the emitter:

19.1.1 Name: ***Ministry of property relations of the Russian Federation***
Place: ***9 Nikolsky Pereulok, Moscow***
Postal address: ***9 Nikolsky Pereulok, Moscow, 103685,Russia***
Share in the authorized capital of the shareholder (participant) of the emitter: ***50 % + 1 common share***

19.1.2 Name: ***"Mustcom LTD"***
Place: ***Julia House, Femistoclis Dervis Str. 3, SU-1066, Nicosia, Cyprus***
Postal address: ***Julia House, Femistoclis Dervis Str. 3, SU-1066, Nicosia, Cyprus***
Share in the authorized capital of the shareholder (participant) of the emitter: ***25 % + 1 common share***

19.2 Name: ***Closed joint-stock company "Depositary clearing company"***
Place: ***Moscow***
Postal address: ***14/2 Staraya Basmannaya Str., building 4, Moscow, 103064***
Share in the emitter authorized capital: ***11.7 % (nominal holder)***
Shareholders (participants), holding not less than 25% of the authorized capital of the shareholder (participant) of the emitter:
No

20. Structure of the Company management.

- ***General shareholders meeting;***
- ***Board of Directors;***
- ***Liquidating Commission.***

Board of directors is elected by general shareholders meeting in the order provided by the Charter and regulations on Board of Directors.

In case of voluntary liquidation of the Company the Liquidating Commission is elected by general meeting in the order, provided by the Charter and regulations on Liquidating Commission. In case of forced liquidation the Liquidating Commission is assigned by court (arbitration).

Competence of general meeting of shareholders (participants) of the emitter in accordance with its Charter (constituent documents):

Article 14.1. of the Company Charter "Competence of general shareholders meeting"
14.1.1. The supreme body of the Company management is general shareholders meeting.

The competence of general shareholders meeting includes:
1. Providing alterations and additions to the Company Charter or approval a new wording of the Charter (except the cases connected with authorized capital increasing);
2. Making a decision about the Company reorganization;
3. Making a decision about the Company liquidation, assignment the Liquidating Commission and approval of intermediate and final liquidating balances;
4. Determination of quantitative structure of Board of directors, election its members and prescheduled termination of their powers; determination of remuneration and compensation connected with execution their functions as members of Board of Directors of the Company;
5. Determination of bound dimension of the declared shares, establishment of the body having the right to make a decision about the order and conditions of additional shares arrangement within declared share quantity;
6. Making a decision about reduction of the Company authorized capital by reduction of shares face value, the Company acquisition of a part of the shares in order to decrease their total quantity or cancel the shares not completely paid, and also by cancellation of the shares acquired or redeemed by the Company;
7. Determination of quantitative structure of The Company Auditing Commission, election its members and prescheduled termination of their powers;
8. Approval the Auditor of the Company;
9. Approval annual reports, financial balances, the Company income and losses accounts, distribution of its income and losses;
10. Making a decision about non-use of the preferential right of the shareholder on acquisition of the Company shares or securities convertible in shares, arranged by means of the opened subscription, with their money repayment, and also about validity of such decision;
11. the order of general meeting holding (regulations);
12. Formation of accounts commission;
13. Determination of the form of the Company message informing its shareholders, including determination of a publication body in case the form of the message is publication;
14. Making a decision about subdivision and consolidation of the Company shares;
15. Making a decision about concluding transactions, which ones are of interest, in cases:

- ***If the sum of repayment under a transaction and the cost of the property being a subject of the transaction, exceed two percents of the Company assets;***
- ***If a transaction and (or) some interconnected transactions are an arrangement of the polling Company shares or other securities convertible in the polling shares, in the quantity exceeding two percents of the Company polling shares placed before;***
- ***If all members of the Company Board of Directors are admitted as the interested persons (the decision is made by the majority of voices of the shareholders not interested in the transaction);***

16. Making a decision about undertaking large transactions connected with the Company acquisition and alienation of property in cases:

- ***If the decision about undertaking a large transaction, which subject is property valued from 25 up to 50 percents of balance cost of the Company assets for the date of making a decision about undertaking such transaction, is not accepted by Board of Directors unanimously;***
- ***If the property value makes more than 50 percents of balance cost of the Company assets for the date of making a decision about undertaking such transaction;***

17. The Company acquisition and redemption of the placed shares in cases, provided by the Federal law "On joint-stock companies" and present Charter;

18. Participation in holding companies, financial -industrial groups;
19. Making a decision about annual dividends payment, approval of their volume, form and payment order on each category of shares on the basis of Board of Directors recommendation;

20. Making decisions about referring to the Company account expenses connected with extraordinary general meetings holding, off-schedule auditory revisions and revisions of the Auditing Commission initiated by the persons, having the quantity of the Company polling shares stipulated in present Charter;
21. Electing of General Director and prescheduled termination of his (her) powers;
22. Making a decision about the Company finance-economic activity revision by the Auditing Commission or an auditor;

23 Approval, providing alterations and additions to the "Regulations on general shareholders meeting";
24. Approval, providing alterations and additions to the " Regulations on Board of Directors";
25. Approval, providing alterations and additions to the " Regulations on the Auditing Commission ";
26. Decisions on other questions, stipulated by the Federal law " About joint-stock companies " and present Charter..
14.1.2. The general meeting has no right to esteem and make decisions on issues treated outside its competence by legislation and present Charter.
The general meeting can transmit a part of issues of its competence in conducting of the Company Board of Directors, except issues stated in the items 1-16 of paragraph 14.1.1 of the present Charter, which are of the exclusive competence of general shareholders meeting.

Competence of Board of Directors (supervisory council) of the emitter in accordance with its Charter (constituent documents):
Article 15.1. of the Company Charter "Competence of Board of Directors"
15.1.1. Board of directors competence includes making decisions on questions of the Company activity common management except questions treated by the present Charter as exclusive competence of general shareholders meeting.
Exclusive competence of Board of Directors includes the following issues:
1. *determination of priority sectors of the Company activity*;
2. *convocation of annual and extraordinary general shareholders meetings*;
3. *approval of general shareholders meeting agenda*;
4. *determination of the date for making a list of the shareholders having the right for participation in the general meeting*;
5. *determination of the date for making a list of the shareholders having the right for participation in the general meeting*;
6. *determination of the list of information (materials) given to the shareholders during preparation for holding general shareholders meeting*;
7. *determination of the voting bulletin form and text in case of voting by bulletins*;
8 *entering an offer on personal structure of the Accounting Commission*;
9. *consideration and making decisions about including in the general shareholders meeting agenda the following issues*:
· *about the Company reorganization*,
· *about non-use of the preferential right of the shareholders on acquisition of the Company shares or securities convertible in shares*,
· *determination of the form of the Company message informing its shareholders, including determination of a publication body in case the form of the message is publication*,

· *subdivision and consolidation of shares,*
· *concluding transactions at presence of interest of the following persons*:
a) *interested in the transaction,*
b) *owing 20 or more percent of the polling shares of the legal entitywhich is a transaction party,*
c) *occupying posts in management bodies of the legal entitybeing the transaction party or participating in it as a representative or an intermediary,*
· *undertaking large transactions connected with the Company acquisition and alienation of property,*
· *the Company acquisition and redemption of the placed shares,*
· *participation in holding companies, financial -industrial groups*;
10. *increasing the Company authorized capital by means of increasing shares face value or by the Company placing of shares within amount and the category of declared shares and making the respective alterations in the Company Charter*;
11. *the Company placing of shares or other securities*;
12. determination of the market value of the property;
13. acquisition of shares, bonds or other securities placed by the Company;
14. recommendations on the amount of remuneration and compensation paid to The Company Board of Directors and Auditing Commission and determination the amount paid to the Company auditor;
15. recommendations on the amount of annual dividends on shares, form and order of their payment;
16. making a decision about intermediate dividends payment, their amount, form and payment order;
17. using reserve fund and other funds of the Company;
18. approval of the internal Company documents regulating questions, included in the Board of Directors competence, except for the documents approved by general shareholders meeting;
19. the Company subsidiaries and representatives establishment and their liquidation;
20. making decisions about the Company participation (termination of participation, changing participation part) in other organizations, associations of commercial organizations, including by sale, shares purchase, as a part of other organizations, except for making decisions about the Company participation in holding companies, financial - industrial groups;
21. concluding large transactions, which subject is the Company property valued from 25 up to 50 percent of balance cost of the Company assets for the date of making a decision about undertaking such transactions;
Coordination of transactions or some interconnected transactions connected with the Company acquisition of the property valued from 2 to 25 percent, and also alienation or opportunity of alienation of the property valued from 1 to 25 percent of balance cost of the Company assets for the date of making a decision about concluding such transactions, undertaken in the process of usual economic activity;
22. concluding transactions at presence of interest of the following persons:
· being a party of such transaction or taking part in it as a representative or an intermediary,
· owing 20 or more percent of the polling shares of the legal entitybeing a transaction party or taking part in it as a representative or an intermediary,
· occupying posts in management bodies of the legal entitybeing the transaction party or participating in it as a representative or an intermediary;
23. approval of results of additional shares placing;
24. approval of a shareholder requirement form for the Company redemption of shares and shareholder application form for the sale of shares to the Company;
25. preliminary approval of the annual report not later than 30 days before the general meeting;

26. disposal of acquired and redeemed shares, and also shares received at the Company disposal by the violation of buyer's responsibilities on their acquisition;
27. election and re-election of Chairman of the Company Board of directors;
28. determination of the person authorized to sign the contract (agreement) with the Company General Director and members of the Management;
29. determination of the person authorized to act as General Director in case of his impossibility to realize his powers;
30. approval of quantitative and personal structure the Company Management and remuneration amount paid to its members under the offer of the General Director, and also prescheduled termination of its powers or powers of its separate members;
31. determination of structure, volume and order of protection the information being a commercial secret;
32. determination of quantitative structure of the general meeting secretariat and election of its members for the period of preparation and holding the general meeting;
33. making a decision about the independent Registrar choice and concluding with it a contract for providing the services of conducting the securities owners register;
34. making decisions about securities issue, approval of emissions resumes and reports on securities issue results;
35. consideration of the Auditing Commission and the Company auditor conclusions;
36. approval of the contracts (agreements) conditions concluded with General Director and members of the Company Management;
37. validity prolongation of the contract (agreement) with General Director within the period established by the present Charter;
38. consideration of a question about General Director remuneration by the financial-economic activity results;
39. termination of the contract with General Director in case of prescheduled termination of his(her) powers by general meeting of the shareholders;
40. other questions, stipulated by the Federal law " About joint-stock companies " and present Charter.
The questions included in the Company Board of Directors exclusive competence can not be transferred to the decision of Management.

Competence of individual and collective executive bodies of the emitter in accordance with its Charter (constituent documents):
Article 16. of the Company Charter "Executive bodies of the Company"
16.1. Control of the current activity of the Company is carried out by General Director and Management of the Company. General Director is the Chairman of the Management.
16.2. Rights and duties, terms of power and salary of General Director are defined by the Contract (Agreement), concluded with the Company. On behalf of the Company the Contract (Agreement) is signed by the Chairman of Board of Directors or a person authorized by the Board of Directors of the Company.
16.3. Competence of the executive bodies of the Company include all issues of controlling the current activity of the Company, except the issues referred to exclusive competence of general shareholders meeting and Board of Directors of the Company.
Executive bodies of the Company organize execution of decisions of general shareholders meeting and Board of Directors of the Company.
16.4. General Director acts on behalf of the Company without a proxy including:
· realizes operative management of the Company activity;
· has the right of the first signature in financial documents;
· manages the property of the Company for providing its current activity within complete economic conduct in accordance with the legislation of the Russian Federation;
· represents interests of the Company both in the Russian Federation, and outside it, including foreign states;
· approves the personnel list, concludes employment agreements (contracts) with the Company employees, uses measures of encouragement and imposes penalties on them;

· appoints and dispenses from posts the principals of subsidiaries and concludes contracts with them, uses measures of encouragement and imposes penalties on them;
· acts as a chairman at the general shareholders meeting;
· controls functioning of the Management, acts as a chairman at its sittings;
· presents personal structure of Management members to Board of Directors for their approval;
· concludes transactions on behalf of the Company except cases stated in the Federal Law "About Joint-Stock Companies" and the present Charter;
· issues proxies on behalf of the Company;
· opens accounts of the Company in banks;
· organizes accounting and reporting of the Company;
· issues orders and gives instructions, obligatory for execution by all the employees of the Company;
· executes other functions necessary for achieving aims of the Company activity and providing its normal operation, in accordance with the current legislation and the present Charter, except functions referred to other bodies of the Company management by the Federal Law "About Joint-Stock Companies" and the present Charter.
16.5. Validity of the contract (agreement) of General Director can not exist more than 5 years.
Period of General Director powers is calculated from the moment of his (her) appointment by the general shareholders meeting.
Appointment of General Director and prescheduled termination of his powers are realized by the general meeting of shareholders.
For prescheduled termination of the Company General Director powers Board of Directors is obliged in accordance with established order make a decision about convocation of extraordinary shareholders meeting for decision of issues of prescheduled termination of the Company General Director powers and appointment of the new General Director or including above mentioned issues in the agenda of the annual general meeting of the shareholders.

16.6. Management is the collective executive body of the Company, governed by General Director it makes decisions on issues of current management of the Company activity during the period between general meetings and sittings of Board of Directors..
16.7. Management acts on the basis of the present Charter and also "Regulations on Management" and other internal documents of the Company.
16.8. Management holds sittings when necessary.
Sittings of management are organized by General Director, who signs all the documents on behalf of the Company and protocols of Management sittings.
At management sitting a protocol is kept. Protocol of Management sitting is provided to the members of Board of Directors, Revision Commission and the auditor of the Company upon their request.
16.9. Requirements to persons elected on post of General Director and as a member of management are fixed by the regulations on the General Director and Management.
16.10. A person occupying a post of General Director or being a member of Management can combine posts in managing bodies of other organizations only with the agreement of the company Board of Directors.

21. Members of Board of Directors (supervisory council) of the emitter.

Board of Directors
Chairman: *Alexander V. Lopatin*

Members of Board of Directors:

Gadzhi A. Amirov
Year of birth: ***1948***

Posts for last 5 years:
Period: ***1995 - 1998***
Organization: ***State property management committee of Khanty-Mansiysk autonomous region***
Sphere of activity: ***State property management***
Post: ***Deputy of the Head of Khanty-Mansiysk autonomous region Administration, Chairman of state property management committee of Khanty-Mansiysk autonomous region***

Period: ***1998 - 2000***
Organization: ***State property management committee of Khanty-Mansiysk autonomous region***
Sphere of activity: ***State property management***
Post: ***First Deputy of the Head of Khanty-Mansiysk autonomous region Administration, Chairman of state property management committee of Khanty-Mansiysk autonomous region***

Period: ***2000 - the present time***
Organization: ***State property management committee of Khanty-Mansiysk autonomous region***
Sphere of activity: ***State property management***
Post: ***Director of the Department, Deputy of the Khanty-Mansiysk autonomous region government Chairman in state property management***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
Salary (Rbl.): ***0***
Premiums (Rbl.): ***0***
Commission (Rbl.): ***0***
Other property granting (Rbl.): ***0***
Total (Rbl.): ***0***

A representative of state authority bodies of Khanty-Mansiysk autonomous region in JSC "Khantymansiyskokrtelecom" Board of Directors – G.A. Amiriv is not paid remuneration for taking part in the work of Board of Directors.

Vadim S. Belyaev
Year of birth: ***1966***

Posts for last 5 years:
Period: ***1995 - 2001***
Organization: ***JSC "VEO-INVEST"***
Sphere of activity: ***Investment***
Post: ***General Director***

Period: ***2001 – the present time***
Organization: ***JSC "VEO- Otkrytiye"***
Sphere of activity: ***Investment***
Post: ***General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey M. Kayukov
Year of birth: ***1947***

Posts for last 5 years:
Period: ***1993 - 1997***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in construction***

Period: ***1997 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Investment Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy general Director in capital construction***

Part in the authorized capital of the emitter: ***1.93%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Eduard V. Lebedev
Year of birth: ***1945***

Posts for last 5 years:
Period: ***1993 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***General Director***

Part in the authorized capital of the emitter: ***0.82%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander V. Lopatin
Year of birth: ***1964***

Posts for last 5 years:
Period: ***1995 - 1997***
Organization: ***JSC "EES of Russia"***
Sphere of activity: ***Electric power industry***
Post: ***Deputy Head of Finance department***

Period: ***1997 - 1999***

Organization: ***JSC "EES of Russia"***
Sphere of activity: ***Electric power industry***
Post: ***Director of Exchequer***

Period: ***1999 – the present time***
Organization: ***JSC "Svyazinvest"***
Sphere of activity: ***Investment***
Post: ***Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Andrey V. Obukhov
Year of birth: ***1960***

Posts for last 5 years:
Period: ***1996 - 1999***
Organization: ***Russian Fund of Federal Property***
Sphere of activity: ***State service***
Post: ***Deputy Head of department***

Period: ***1999 – the present time***
Organization: ***JSC "Svyazinvest"***
Sphere of activity: ***Investment***
Post: ***Deputy Head of Securities department***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Oleg P. Orlov
Year of birth: ***1957***

Posts for last 5 years:
Period: ***1994 - 1999***
Organization: ***JSC "Telecomservice"***
Sphere of activity: ***Construction of communication facilities***
Post: ***Director***

Period: ***1999 - 2000***
Organization: ***JSC "Telecomservice"***
Sphere of activity: ***Construction of communication facilities***
Post: ***General Director***

Period: ***2000 – the present time***
Organization: ***JSC "Uralsvyazinform" of Perm region***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in capital construction***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander Y. Romanov
Year of birth: ***1966***

Posts for last 5 years:
Period: ***1995 - 1996***
Organization: ***Savings Bank of Russia***
Sphere of activity: ***Banking***
Post: ***Trader on state securities***

Period: ***1996 - 1998***
Organization: ***CJSC "Moscow interbank currency stock exchange "***
Sphere of activity: ***Exchange***
Post: ***Deputy Head of urgent operations management***

Period: ***1999 – the present time***
Organization: ***C "Svyazinvest"***
Sphere of activity: ***Investment***
Post: ***Director of Corporate Financing Department***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Irina V. Shtukareva
Year of birth: ***1947***

Posts for last 5 years:
Period: ***1995 - 1999***
Organization: ***JSC «Svyazinvest»***
Sphere of activity: ***Investment***
Post: ***Deputy Head of legal service***

Period: ***1999 - the present time***
Organization: ***JSC «Svyazinvest»***
Sphere of activity: ***Investment***
Post: ***Adviser of General director on legal questions***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

22. Individual and collective bodies of management of the emitter and officials of the controlling emitter.

Individual executive body, and also members of collective executive body of the emitter:
Vyacheslav G. Bichevoy
Year of birth: ***1972***

Posts for last 5 years:
Period: ***1996 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Chief accountant***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Vyacheslav M. Bykov
Year of birth: ***1949***

Posts for last 5 years:
Period: ***1993 - 1998***
Organization: ***JSC "Electrosvyaz Yuzhkuzbassugol"***
Sphere of activity: ***Communication services***
Post: ***General Director***

Period: ***1998 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in mobile telecommunications***

Period: ***1998 - the present time***
Organization: ***CJSC "Ermak RMS" (dependent company)***
Sphere of activity: ***Cellular mobile communication services***
Post: ***General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey A. Vorobyev
Year of birth: ***1962***

Posts for last 5 years:
Period: ***1996 - 1997***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy Head of Security service***

Period: ***1997 - 1998***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Head of Security service***

Period: ***1998 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Security Deputy General Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Security and Regime Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Andrey L. Gorbunov
Year of birth: ***1954***

Posts for last 5 years:
Period: ***1991 - 1998***
Organization: ***Industrial-commercial enterprise of Donetsk regional municipal management, Donetsk***
Sphere of activity: ***Housing municipal services***
Post: ***Director***

Period: ***1998 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in production maintenance***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander D. Iordan
Year of birth: ***1969***

Posts for last 5 years:
Period: ***1993 - 1999***
Organization: ***State tax inspection in Khanty-Mansiysk autonomous region***
Sphere of activity: ***Territorial body of federal executive authority bodies of the regions, cities, subjects of the Russian Federation***
Post: ***Head of Revision Department***

Period: ***1999 - 2000***
Organization: ***Management of Taxes and Charges Ministry of the Russian Federation***
Sphere of activity: ***Territorial body of federal executive authority bodies of the regions, cities, subjects of the Russian Federation***
Post: ***Head of Revision Department***

Period: ***2000 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Head of administrative department***

Period: ***2000 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***

Post: ***Head of economic and finance management***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Economic and finance Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey M. Kayukov
Year of birth: ***1947***

Posts for last 5 years:
Period: ***1993 - 1997***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in construction***

Period: ***1997 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Investment Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy general Director in capital construction***

Part in the authorized capital of the emitter: ***1.93%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Eduard V. Lebedev
Year of birth: ***1945***

Posts for last 5 years:
Period: ***1993 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***General Director***

Part in the authorized capital of the emitter: ***0.82%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander N. Novikov
Year of birth: ***1955***

Posts for last 5 years:
Period: ***1994 - 1999***
Organization: ***Chelyabinsk State Technical University (South-Ural State University)***
Sphere of activity: ***Higher education***
Post: ***Senior lecturer of faculty " Safety of habitability "***

Period: ***1999 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Personnel Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Personnel and public relations Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey D. Tribunsky
Year of birth: ***1955***

Posts for last 5 years:
Period: ***1996 - 1999***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Technical director***

Period: ***1999 - наст. время***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***First Deputy of General Director, Technical director***

Part in the authorized capital of the emitter: ***0.03%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

The person, acting as individual executive body of the emitter: ***Eduard V. Lebedev***

23. Remuneration paid to the members of Board of Directors (supervisory council) and other executives of the emitter.

Total amount of remuneration paid to all the persons given in items 21and 22 for the account period:
Salary (Rbl.): ***5 227 050***
Premium (Rbl.): ***4 235 283***
Commission (Rbl.): ***0***
Other property granting (Rbl.): ***0***
Total (Rbl.): ***9 462 333***

Also see items 21 and 22

24. Information on legal entities the emitter participates in.

The emitter holds 5% or more of the authorized capital of the following ledal persons:

Name: ***CJSC "WSNET"***
Place: ***6 Kukuevitskogo Str., Surgut, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***6 Kukuevitskogo Str., Surgut, Khanty-Mansiysk autonomous region, Tyumen region, 628400***
Share of the emitter in the legal entity authorized capital: ***51.88 %***

Name: ***CJSC "Ermak RMS"***
Place: ***3 Kominterna Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***3 Kominterna Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011***
Share of the emitter in the legal entity authorized capital: ***50 %***

25. Share of participation of all legal entities the emitter holds more than 5% of authorized capital, and also their executives in the authorized capital of the emitter.

no

26. Other affiliates of the emitter.

26.1 Name: ***JSC "Tyumentelecom" - shareholder, owing 20,0% of CJSC "Ermak RMS"authorized capital***
Place: ***56 Respubliki Str., Tyumen, Tyumen region***
Postal address: ***56 Respubliki Str., Tyumen, Tyumen region, 625000***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.2 Name: ***JSC "Yamalelektrosvyaz" - shareholder, owing 20,0% of CJSC "Ermak RMS" authorized capital***
Place: ***2 Matrosova Str., Salekhard, Yamal-Nenetsk autonomous region, Tyumen region***
Postal address: ***2 Matrosova Str., Salekhard, Yamal-Nenetsk autonomous region, Tyumen region, 662608***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.3 Name: ***JSC "Yugra-Telecom" - shareholder, owing 10,0% of CJSC "Ermak RMS" authorized capital***
Place: ***18 Komsomolskaya Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***18 Komsomolskaya Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628012***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.4 Name: ***CJSC "Inkrement" - shareholder, owing 10,0% of CJSC "WSNET " authorized capital***
Place: ***20 Yubileyny microrayon 3, office 228, Moscow region***
Postal address: ***20 Yubileyny microrayon 3, office 228, Moscow region, 6141090,***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.5 ***Valeriy N. Yashin - General Director, JSC "Svyazinvest" Management Chairman***
Share in the emitter authorized capital: ***no***

26.6 ***Alexander V. Anoshkin - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.7 ***David Geovanis - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.8 ***Vladimir V. Malinin - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.9 ***Sergey V. Mitrofanov - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.10 ***Sergey V. Molozhavy - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.11 ***Elvira S. Nabiullina - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.12 ***Leonid D. Reyman - JSC «Svyazinvest»Chairman of Board of Directors***
Share in the emitter authorized capital: ***no***

26.13 ***Stuard Paperin - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.14 ***Andrey G. Tsyganov - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.15 ***Vadim E. Belov - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.16 ***Vladislav S. Vasin - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.17 ***Alexander V. Lopatin - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.18 ***Anton I. Osipchuk - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.19 ***Stanislav N. Panchenko - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.20 ***Georgy A. Romsky - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.21 ***Oleg P. Klimchuk – General Director of CJSC "WSNET"***
Share in the emitter authorized capital: ***no***

27. Share of the emitter in authorized capital of legal entities – affiliates.
See items 24, 25, 26

28. Share of affiliates of the emitter, and also their founders and executives in authorized capital of the emitter.
See items 24, 25, 26

29. Entities having 5 and more per cent of votes in in the supreme body of management of the emitter.

Name: ***JSC "Investment company of communication"***
Share: ***50.67 %***

Name: ***State property department of Khanty-Mansiysk autonomous region***
Share: ***5.12 %***

30. Emitter participation in industrial, banking, financial groups, holdings and associations.

Organization: ***Public association " Association of document telecommunication " (ADT)***
Place and functions of the emitter in the organization: ***" Association of document telecommunication " (ADC) is established on the initiative of Ministry of Communication of Russia for coordination of efforts and interests of networks and services operators, technical facilities suppliers, users of telecommunication services.***
ADC is registered by Ministry of Justice of the Russian Federation on August 30, 1994, registration certificate № 2380.
JSC "Khantymansiyskokrtelecom" is a participant of public association " Association of document telecommunication ".

31. Subsidiaries and representations of the emitter.

Name: ***Subsidiary " Beloyarsktelecom "***
Place: ***1 Shkolnaya Str., Beloyarskiy, Tyumen region,***
Postal address: ***1 Shkolnaya Street, Beloyarskiy, Tyumen region, 628160***
Director: ***Yury N. Piont***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Berezovotelecom"***
Place: ***27 Lenina Str., Berezovo, Tyumen region***
Postal address: ***27 Lenina Street, Berezovo, Tyumen region, 628140***
Director: ***Anatoly A. Mozhevilov***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Kogalymtelecom"***
Place: ***17 Druzhby Narodov Str., Tyumen region, Kogalym***
Postal address: ***17 Druzhby Narodov Str., Tyumen region, Kogalym, 628480***
Director: ***Alexander A. Kovernichenko***
Launch date: ***17.06.1996***
Proxy expiry date: ***1.12.2001***

Name: ***Subsidiary "Kondinsktelecom"***
Place: ***31 Lenina Str., Kondinskoye, Tyumen region***
Postal address: ***31 Lenina Str., Kondinskoye, Tyumen region, 628210***
Director: ***Mikhail G. Voronov***
Launch date: ***17.06.1996***
Proxy expiry date: ***3.07.2002***

Name: ***Subsidiary "Langepastelecom"***
Place: ***23/A Lenina Str., Langepas, Tyumen region***
Postal address: ***23/A Lenina Str., Langepas, Tyumen region, 628670***
Director: ***Valentina S. Kuzmenko***
Launch date: ***7.06.1996***

Proxy expiry date: ***8.06.2002***

Name: ***Subsidiary "Megiontelecom"***
Place: ***10 Neftyanikov Str., Megion, Tyumen region***
Postal address: ***10 Neftyanikov Str., Megion, Tyumen region, 628680***
Director: ***Vitaly V. Konychev***
Launch date: ***17.06.1996***
Proxy expiry date: ***3.11.2001***

Name: ***Subsidiary "Nizhnevartovsktelecom"***
Place: ***16 Lenina Str., Nizhnevartovsk, Tyumen region***
Postal address: ***16 Lenina Str., Nizhnevartovsk, Tyumen region, 628600***
Director: ***Vasily M. Yurchenko***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Nyagantelecom"***
Place: ***48 Internatsionalnaya Str., Nyagan, Tyumen region***
Postal address: ***48 Internatsionalnaya Str., Nyagan, Tyumen region, 628180***
Director: ***Grigory A. Petrov***
Launch date: ***17.06.1996***
Proxy expiry date: ***5.04.2002***

Name: ***Subsidiary "Oktyabrsktelecom"***
Place: ***7 Lenina Str., Oktyabrskoye, Tyumen region***
Postal address: ***7 Lenina Str., Oktyabrskoye, Tyumen region, 628100***
Director: ***Sergey E. Selivanovsky***
Launch date: ***17.06.1996***
Proxy expiry date: ***3.07.2002***

Name: ***Subsidiary "Pokachitelecom"***
Place: ***3 Komsomolskaya Str., Pokachi, Tyumen region***
Postal address: ***3 Komsomolskaya Str., Pokachi, Tyumen region, 628660***
Director: ***Fedor V. Abramichev***
Launch date: ***17.06.1996***
Proxy expiry date: ***5.04.2002***

Name: ***Subsidiary "Pytyakhtelecom"***
Place: ***75 Mikrorayon – 3, Pyt-Yakh, Tyumen region***
Postal address: ***75 Mikrorayon – 3, Pyt-Yakh, Tyumen region, 628380***
Director: ***Rais Z. Yuldashev***
Launch date: ***17.06.1996***
Proxy expiry date: ***8.06.2002***

Name: ***Subsidiary "Raduzhnytelecom"***
Place: ***5 Mikrorayon – 1, Raduzhny, Tyumen region***
Postal address: ***5 Mikrorayon – 1, Raduzhny, Tyumen region, 628460***
Director: ***Anatoly V. Radov***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Sovetsktelecom"***
Place: ***26 Kievskaya Str., Sovetsky, Tyumen region***
Postal address: ***26 Kievskaya Str., Sovetsky, Tyumen region, 628240***
Director: ***Ivan I. Bilichenko***

Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Surguttelecomnet"***
Place: ***6 Kukuevitskogo Str., Surgut, Tyumen region***
Postal address: ***6 Kukuevitskogo Str., Surgut, Tyumen region, 628400***
Director: ***Stepan M. Nikiforov***
Launch date: ***14.08.1996***
Proxy expiry date: ***2.02.2002***

Name: ***Subsidiary "Uraitelecom"***
Place: ***61 Lenina Str., Urai, Tyumen region***
Postal address: ***61 Lenina Str., Urai, Tyumen region, 628280***
Director: ***Anatoly M. Kryazhev***
Launch date: ***17.06.1996***
Proxy expiry date: ***6.06.2002***

Name: ***Subsidiary " Khantymansiyskelectrosvyaz"***
Place: ***4 Mira Str.,Khanty-Mansiysk,Tyumen region***
Postal address: ***4 Mira Str.,Khanty-Mansiysk,Tyumen region, 628011***
Director: ***Alexander Y. Chapaev***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Yugansktelecom"***
Place: ***27 Mikrorayon – 2, Nefteyugansk, Tyumen region***
Postal address: ***27 Mikrorayon – 2, Nefteyugansk, Tyumen region, 628300***
Director: ***Anatoly M. Yudin***
Launch date: ***17.06.1996***
Proxy expiry date: ***18.08.2001***

Name: ***Subsidiary "Yugorsktelecom"***
Place: ***29 Lenina Str., Yugorsk, Tyumen region***
Postal address: ***29 Lenina Str., Yugorsk, Tyumen region, 628260***
Director: ***Sergey G. Volikovsky***
Launch date: ***15.01.1997***
Proxy expiry date: ***3.07.2002***

Name: ***Moscow Representation***
Place: ***35 Mishina Str., Moscow***
Postal address: ***35 Mishina Str., Moscow, 125083***
Director: ***Alexander G. Taubkin***
Launch date: ***17.06.1996***
Proxy expiry date: ***2.02.2002***

32. Quantity of the emitter employees.

Average personnel of the emitter, including its subsidiaries representations personnel for the account period: ***4 110***

33. Main activities of the emitter.

33.1. General development of the branch.

The main tendencies of the primary network development is the implementation of digital transmission and switching systems having flexible controlled structure, that will allow to

provide joint functioning of equipment of different manufacturers on one operator network and convenience of several network operators interaction.
Development of multiservice communication network on ATM technology is stipulated by specific features of networks development in Khanty-Mansiysk autonomous region and is connected with the fact that increasing of transmission capacity of radio relay links is a labor-consuming and high-priced task. Thus SDH technologies, applied for constructing transport networks, do not allow involving links on more than 50 %. ATM technology allows to transmit any heterogeneous traffic in uniform environment of transmission, that allows to make main channels usage efficiency up to 95 %.
Besides there is a series of opportunities, which lead to more effective network usage and expansion of services range. It concerns the opportunity of switching functions transmission, routing of voice traffic by ATM switch with the purpose of optimization of calls transfer, constructing different corporate networks for data and voice transmission, provision of transmission of high-quality studio video signal for TV, holding direct reporting from places of events, organizing telebridges.
Development of intellectual network allows to organize different additional services on the network, including services designed by customer request, such as STC- service telephone card, VM – voice mail, PRN – premium rate numbers and others.
Documentary electric communication:
In connection with considerable costs on maintaining morally and physically obsolete telegraphic equipment and continuing tendency of traffic volumes essential decrease, it is planned to maintain traditional services by using existing data networks.

For this purpose centers of documentary electric communication are organized on the basis of telegraphs, where except traditional services, telematic, data and paging services will be provided. The hardware-software complexes of "Multifunction system of messaging REX400" are installed in subsidiaries "Nizhnevartovsktelecom" and "Yugansktelecom". In subsidiary "Khantymansiyskelektrosvyaz" hardware-software complex REX400 is complemented by the program system RexCKS (gateway in a network CKS).

Having a developing REX – 400 network, we are ready to transfer BEREAUFAX service from the public telephone network to ROSTELEMAIL network.
Establishment of regional information network was started. Urban information networks of subsidiaries "Surguttelecomset" and "Nizhnevartovsktelecom" were merged.
The urban information networks in subsidiaries "Beloyarsktelecom" and "Yugansktelecom" were established.
It is planned to establish urban information network in subsidiary "Khantymansiyskelektrosvyaz" and to included it together with subsidiary "Yugansktelecom" in regional information network.
Credit Internet access "8-17" was organized in subsidiary "Surguttelecomset".
For architecture of local and international communication channels the opportunity of building digital radio relay lines of central-office and domestic designation is considered.
Expansion and modernization of GSM-900 mobile cellular system will allow to increase subscriber capacity and to provide reliable communication in the territory of the majority of large cities, settlements, federal and regional highways, to introduce new kinds of services (packet data, mobile video, mobile banking etc.).
The main aims of JSC "Khantymansiyskokrtelecom" in local telephone communication are substitution of analog equipment of automatic telephone exchanges, complete digitalization of all telecommunications of the region, absolute telephonization of the region, implementation of new world-standard technological equipment, providing the customers with a wide range of modern communication services.
Constant work on number capacity usage of existing switching equipment is carried out on local telephone networks. At this stage the special attention is paid to wireless subscriber access systems, which allow to provide services with quality comparable to wireline connection (including an opportunity of modem and fax usage); to provide services in

areas not having line - cable network; to develop and increase access system rapidly, and also to connect the subscriber by digital interface.
In urban and rural telephone network JSC "Khantymansiyskokrtelecom" installed digital systems switching equipment of automatic telephone exchanges " Linea UT " -Italian, "Alkatel" - Belgian, "Elkom" – Russian. Analog equipment of coordinate automatic telephone exchanges and quasi-electronic automatic telephone exchanges "Quantum" is also used alongside with digital equipment.
As of October 1, 2001 installed station subscriber capacity of JSC "Khantymansiyskokrtelecom" urban and rural networks makes 314 406 numbers.
For 9 months of 2001 as a result of subsidiary "Khantymansiyskelectrosvyaz" launching digital automatic telephone exchange with capacity of 1952 numbers, and also additional automatic telephone exchange expansion in subsidiaries "Langepastelecom", "Surguttelecomset", "Uraytelecom", total increase of installed station capacity of the company urban and rural networks constitutes 1770 numbers.
As of October 1, 2001 the share of the installed digital equipment of JSC "Khantymansiyskokrtelecom" makes 92% of total switching network capacity (urban - 94,0%; rural - 32,1%).
For 9 months of 2001 a result of urban and rural telephone network subscribers of the Company increase in 17 461, and also quantity of automatic telephones increase, the level of JSC "Khantymansiyskokrtelecom" switching capacity usage makes 91,3% (urban - 91,4%; rural - 89,6%).
JSC "Khantymansiyskokrtelecom" telephone density on 100 inhabitants makes 18,1:
· telephone density on 100 inhabitants of urban telephone network - 19,2;
· telephone density on 100 inhabitants of rural telephone network - 6,3.
Further development of local telephone network will be directed to automation of control and maintenance. Creation of a uniform control center will allow to realize supervision of switching equipment and digital transmission systems condition, to have real-time reliable information of all systems condition, to improve the provided services quality.
The first steps have been already made in this direction. In 1997 a fiber-optic link was launched in Surgut, which joined urban automatic telephone exchanges and automatic long-distance telephone exchanges of the city by a ring principle and allowed to use SDH systems of synchronous digital hierarchy transfer, in 1998 a fiber-optic link was constructed in Nizhnevartovsk, Nefteyugansk and Khanty-Mansiysk.
Implementation of SDH network allows to provide integrated services of digital network (ISDN) to subscribers not only situated near the definite stations, but also remote ones. ISDN gives subscribers an opportunity to send, receive and to process simultaneously several types of information - telephone, fax messages, data etc. Now installation of such network equipment is finished in Khanty-Mansiysk.
The program of rural telephone communication development supposes substitution of analog switching equipment by digital telephone exchanges of domestic production. For architecture of digital transmission systems for rural telephone network it is planned to replace the equipment of radio relay links, morally and physically obsolete, on modern central radio relay links of domestic production.

33.2. Main activities and their share in general revenues.
The main activities of JSC "Khantymansiyskokrtelecom":
· Providing individuals, bodies of state authority and management, managing bodies and other legal entities with electric communication and telecommunication services (urban, rural, domestic long-distance and international telephone communication; translation of state TV programs; telegraph, teletype, telex, telex communication; data and other types of document messages transmission).
· Providing services on radio translation of voice and other kinds of a wireless and wireline broadcasting on wire, radio, radio-relay, optical and other electromagnetic systems.
· Cable and commerce TV.
· Architecture of space and mobile radio communication (cellular, paging, trunking).

JSC "Khantymansiyskokrtelecom" revenues structure

Branch	Share in the total revenues, %			
	1998	1999	2000	12 months of 2001
1	2	3	4	5
Gross income	100	100	100	100
Telecommunication services revenues – total,	98,1	97,2	87,7	
including:				
• Long-distance and international communication	59,6	61,9	58,9	
• Urban communications	27,0	26,5	22,2	
• Rural communications	0,7	0,7	0,5	
• Telegraph	6,5	6,5	4,7	
• Wireline broadcasting	1,7	1,4	1,0	
• Mobile communications	1,5	0,1	0,1	
• Radio, TV and satellite communication	1,1	0,1	0,3	
• New communication services				

Priority activity is providing urban and long-distance telephone services.

33.3. Sources of raw materials and services.
In the forth quarter of 2001 under the contract No. 332/04 of 27.06.01 with "AKANTIS Telecommunications LTD" telecommunication equipment IPS 720 Telspec for telephone communication was received, which made 100% from the total amount of supply.

33.4. Sales markets of products (operations, services) of the emitter.
The main clients of JSC "Khantymansiyskokrtelecom" are individuals, services sales to individuals constitutes 59,3%. Social economic position of the region is one of the most stable in Russia. The 2001-year average income per one inhabitant of the region exceeds by 6,5 times the level of living wage.
40,7% telecommunication services income is generated from organizations (budget organizations - 9,6%, commercial organizations 31,1%), since oil industry occupies the leading place in the region (79,8% of manufactured production cost), the most part of the incomes from communication services provided to organizations, belongs exactly to the enterprises of this industry - 24%. The largest consumers are the companies: JSC "NK YUKOS", JSC "Surgutneftegaz", JSC "LUK-oil – Western Siberia", JSC "SIDANKO", JSC "TNK", JSC "Slavneft- MNG".

Other significant industries, and also share of the Company incomes from providing services to the enterprises of the given industries:

Industries	*Share in industrial production volume of Khanty-Mansiysk autonomous region, %*	*Share of the Company income from enterprises of the given industry, %*
Production sphere:		
Power engineering	*5*	*4,0*
Wood	*0,5*	*0,8*
Building	*2*	*4,8*
Other	*1*	*3,1*
Total (including oil industry)	*100*	*31,1*
Non-production sphere:		
Budget sphere	-	*9,6*
Finance	-	*6,4*
Transport	-	*1,4*
Trade	-	*0,9*
Sphere of service	-	*0,8*
Other	-	*1,9*
Total	-	*40,7*

During 2000 the industrial enterprises of the region (by estimation) manufactured production for 360253 million rubles, that made 106,2 % of volume production index. In the section of economy branches the greatest part in the total amount of manufactured production (more than 90 %) belong to the fuel industry enterprises, 5 % - to the power engineering enterprises, 2 % - to the building industry enterprises, the share of the enterprises of other economy branches constitutes less than 1 per cent.

33.5. Activity concerning stocks.
Coefficient of stocks circuit reflects the speed of these stocks sale. It is calculated as a quotient from dividing the cost price of the sold products (services) on the annual average stocks cost. The higher coefficient of stocks circuit is, the less means are involved in this least liquid item of circulating assets, the more liquid structure circulating assets have, and the more stable the financial condition of the enterprise is.
In JSC "Khantymansiyskokrtelecom" coefficient of stock circuit is calculated by the methodic of V. Kovalev. When considering coefficient of stock circuit of the Company in 2000 and 2001 quarters the tendency of this index decreasing is seen:

II quarter 2000 - C=3,2
III quarter 2000 - C=3,2
IV quarter 2000 - C=3,0
I quarter 2001 - C=3,0
II quarter 2001 - C=3,0
IV quarter 2001 - C=2,7

Accordingly, the quantity of days necessary for stocks sale (without payment) are increased:
I quarter 2000 - 28 days
II quarter 2000 - 28 days
III quarter 2000 - 28 days
IV quarter 2000 - 30 days
I quarter 2001 - 30 days
II quarter 2001 - 30 days
III quarter 2001 - 33 days

33.6. Seasonal nature of activity.
The Company is not engaged in the activity having seasonal nature.

33.7. The main competitors.
In the territory of Khanty-Mansiysk autonomous region about 150 licenses for providing communication services are registered, about 60 of them are the licenses for telecommunication services. From the total quantity of telecommunication licenses more than half of licenses are given for providing services of local, long-distance domestic and international communications. Share of alternative operators in these market segments makes about 30%. However, the main participant of this market is JSC "Khantymansiyskokrtelecom" - regional operator, possessing the fundamental infrastructure. The Company meets the strongest competitive pressure in providing Internet access services, cellular and paging communications. At the same time these market segments are more perspective and dynamically developing.

The competitive companies in the territory of Khanty-Mansiysk autonomous region fall into the following categories:

- Regional operator - JSC "Khantymansiyskokrtelecom", participating in holding "Svyazinvest".

- *Departmental operators, providing communications to enterprises of the corresponding industries and departments. Last years the following tendency is observed: activation of operators commercial activity in the market of new perspective communication services and intensifying of the Company competition (especially with technological communications agencies (TCA) (association "Tyumenneftegazsvayz"), Yugorskgaztelecom (association of JSC "Gazprom"), Sredneobskoye TCA and others). For the present the main competitors are: "Nizhnevartovskoye TCA" (cellular communications, Internet, local communications); "Yugorskgaztelecom" (Internet, local and long-distance domestic communications, data transmission); " Tyumenneftegazsvayz " (local and long-distance domestic communications).*

- *Alternative operators - the companies aimed mainly at profit-taking and gaining of the most perspective part of the market, and not bearing responsibility for socially unprotected (favorable) sections of population. Strong points of these companies are, first of all, flexible tariff policy and individual approach to customers. Their weak*

points are restricted financial opportunities and technical dependence on JSC "Khantymansiyskokrtelecom". Having financial restrictions, alternative operators do not form strong competition and, as a rule, choose the strategy of following the leader (i.e. JSC "Khantymansiyskokrtelecom").

A number of Internet providers operate in the territory of the region, each of them forms competition only in geographically restricted territory (in most cases in the territory of one city) and can not influence the market of the region in the whole.

In the end of 2000 two telecommunication companies were established in the territory of the region - Yugra-Telecom, Khanty-Mansiysk, and Surguttel, Surgut, in the development of which significant money resources are invested, that can make them serious competitors to JSC "Khantymansiyskokrtelecom" in the nearest future.

The idea of merging communication companies in large interregional structures by the plan of JSC "Svyazinvest" does not have complete understanding of the regional authorities, as according to this plan, the majority of the dependent companies of Svyazinvest will lose the right of the legal entity as a result of merger and will have to pay the main part of the taxes at the place of the head office registered address. Therefore now local administrations has already begun establishing telecommunication structures controlled by them. It is possible, that the similar companies will appear and in other cities of the region. All these processes will undoubtedly lead to greater growth of competition and outflow of the investments in the projects JSC " Khantymansiyskokrtelecom " on the part of administrations of different levels.

34. Investment declaration. The emitter activity description.
Presented only by investment funds.

35. Plans for the emitter future activity.
In the first quarter of 2002 it is planned to perform advance payments under the contracts No. 18036UDS/1 and No. 18052UDS/1 of 29.11.01 with CJSC "Italtel A.O." on delivery and installation of equipment for automatic telephone exchange "Link UT" expansion in 7478 numbers in Nefteyugansk, in 4736 numbers in Nizhnevartovsk and under the contract No. 686/09 of 05.11.01 with CJSC "Akantis" on pre-design inspection, delivery and installation of network piece equipment with application of ATM technology "Uray-Mezhdurechenskoye-Kondinskoye-Surgut".

36. The emitter authorized capital.
Amount of the emitter authorized capital (Rbl.): ***348 654 000***

Division of the authorized capital by categories of shares:
Common shares:
total amount (Rbl.): ***261 489 000***
part in the authorized capital: ***74.99957 %***
Preferred shares:
total amount (Rbl.): ***87 165 000***
part in the authorized capital: ***25.00043 %***

37. State (municipal formation) share in the emitter authorized capital.
Share of the emitter authorized capital, which is of state (municipal) property:
Kind of property: ***of the Russian Federation subjects***
Share: ***3.9%***

Packet controlling: ***State property department of Khanty-Mansiysk autonomous region***

Emitter share packet, fixed in state (municipal) property:
no such share

Presence of the special right on participation of the Russian Federation, subjects of the Russian Federation, municipal formations in controlling (management) of the emitter (" the golden share"):
Is not provided

38. Registered shares of the emitter.

38.1

Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of category/type of registered shares: ***common nominal non-documentary shares***
Face value (Rbl.): ***15***
Quantity: ***24 333 000***
Total amount (Rbl.): ***364 995 000***
Conditions of shares placing: ***The company places its shares on the following conditions:***
· establishment;
· issue of additional shares;
· conversion of securities into shares.
The company has the right to place additional shares or other securities through opened (public placing) and closed (partial placing) subscription. The ways of the Company placing of additional shares or other securities are defined by the decision on their placing.
Shareholders holding polling shares have the preferential right of acquisition these securities in the quantity proportional to the quantity of the Company polling shares they hold.
In cases stipulated by legal rules of the Russian federation, the Company placing of additional shares or other securities is performed only through opened subscription.
The Company can place additional shares only within the amount of registered shares, stated by the Company Charter.
The Company has no right to make a decision of placing additional shares of the categories, which are not defined in the Company Charter for registered shares.
Board of Directors makes a decision of placing additional shares and defines:
· the quantity of the placed additional shares of the each category within the amount of the registered shares of the category;
· terms and conditions of placing;
· other information stipulated by the current legislation for entering into emission circular.

39. Essential contracts and responsibilities of the emitter.

No

40. Responsibilities of the emitter on emission of shares and securities convertible into shares.

No

41. Information on sanctions applied to the emitter, its participation in lawsuits and auditing.

The sanctions applied to the emitter by state control bodies, court, for three financial years preceding to year of the account quarter, and for the current year:

Date of sanction: ***19.01.1998***
Authority: ***State Tax Inspection of Nizhnevartovsk***
Cause of sanction: ***Breach of tax payment order in Road funds (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *887.2*
Execution of sanction: ***executed***

Date of sanction: ***20.01.1998***
Authority: ***Nizhnevartovsk subsidiary of the Regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues transfer (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 298.1*
Execution of sanction: ***executed***

Date of sanction: ***20.01.1998***
Authority: ***Nizhnevartovsk regional-branch subsidiary of the Social Insurance Fund of the Russian Federation***
Cause of sanction: ***Delayed dues transfer (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *64.7*
Execution of sanction: ***executed***

Date of sanction: ***29.01.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed presentation of the payroll (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *5 382*
Execution of sanction: ***executed***

Date of sanction: ***30.01.1998***
Authority: ***Branch of the Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Contributions in the Pension Fund, Fine***
Amount of sanction (Rbl.): ***84***
Execution of sanction: ***executed***

Date of sanction: ***17.02.1998***
Authority: ***State housing inspection of Khanty-Mansiysk autonomous region in Nizhnevartovsk***
Cause of sanction: ***Breach of normative-technical requirements***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *4 174.5*
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***

Authority: ***State Fund of population employment of Kondinsk district***
Cause of sanction: ***The president of the Russian Federation Decree No. 685 "On guidelines of tax reform in the Russian Federation and measures on fortification of tax and payment discipline" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *837*
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***
Authority: ***State Fund of population employment of Kondinsk region***
Cause of sanction: ***The president of the Russian Federation Decree No. 685 " On guidelines of tax reform in the Russian Federation and measures on fortification of tax and payment discipline " (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *5 411*
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***
Authority: ***Branch of the Pension Fund of Khanty-Mansiysk autonomous region***
Cause of sanction: ***Federal Law dated 08.07.96 No. 88-ФЗ "On budget of the Pension Fund of the Russian Federation" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 178*
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***
Authority: ***Branch of the Pension Fund of Khanty-Mansiysk autonomous region***
Cause of sanction: ***Federal Law dated 08.07.96 No. 88-ФЗ "On budget of the Pension Fund of the Russian Federation" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *767.5*
Execution of sanction: ***executed***

Date of sanction: ***24.03.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed dues payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *5 355*
Execution of sanction: ***executed***

Date of sanction: ***25.03.1998***
Authority: ***Social Insurance Fund of Pokachi***
Cause of sanction: ***Act No. 9 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Penalty, Fine***
Amount of sanction (Rbl.): *43 725.1*
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of tax payment at housing-public facilities (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***8 084.5***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of dues payment in the Employment Fund (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***368.6***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of dues payment correctness in the Fund of Environmental protection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***12.6***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***17.9***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of tax payment at housing-public facilities (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***805***
Execution of sanction: ***executed***

Date of sanction: ***31.03.1998***
Authority: ***Social Insurance Fund in Kondinsk district***
Cause of sanction: ***Federal Law dated 08.07.96 No. 88-ФЗ " On budget of the Pension Fund of the Russian Federation " (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***27 785***
Execution of sanction: ***executed***

Date of sanction: ***20.04.1998***
Authority: ***Regional Branch of the Pension Fund of Khanty-Mansiysk autonomous region***
Cause of sanction: ***Delayed insurance dues payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***198***
Execution of sanction: ***executed***

Date of sanction: ***28.04.1998***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No. 192 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***318***
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Ecological Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *71.13*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *39 924.2*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *152*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *11 332*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Langepastelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *44 497*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *5 561*
Execution of sanction: ***executed***

Date of sanction: ***30.05.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *9 008*
Execution of sanction: ***executed***

Date of sanction: ***9.06.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 131*

Execution of sanction: ***executed***

Date of sanction: ***30.06.1998***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): ***264 941***
Execution of sanction: ***executed***

Date of sanction: ***20.07.1998***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.397 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***397***
Execution of sanction: ***executed***

Date of sanction: ***28.07.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***3 495***
Execution of sanction: ***executed***

Date of sanction: ***30.07.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine (subsidiary "Surguttelecomset")***
Amount of sanction (Rbl.): ***37 513***
Execution of sanction: ***executed***

Date of sanction: ***30.07.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 840***
Execution of sanction: ***executed***

Date of sanction: ***31.07.1998***
Authority: ***Committee on environment and natural resources protection***
Cause of sanction: ***Delayed payment of tax for environment contamination (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***22***
Execution of sanction: ***executed***

Date of sanction: ***13.08.1998***
Authority: ***Regional Fund of obligatory medical insurance, Megion***
Cause of sanction: ***Inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine, Penalty, state charges***
Amount of sanction (Rbl.): ***64 003***
Execution of sanction: ***cancelled***

Date of sanction: ***20.08.1998***
Authority: ***Pension Fund of the Russian Federation***

Cause of sanction: ***Act No.47 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***2 071***
Execution of sanction: ***executed***

Date of sanction: ***30.08.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***682.5***
Execution of sanction: ***executed***

Date of sanction: ***30.08.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***10 165***
Execution of sanction: ***executed***

Date of sanction: ***30.08.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***13 208.6***
Execution of sanction: ***executed***

Date of sanction: ***2.09.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***10 326***
Execution of sanction: ***executed***

Date of sanction: ***14.09.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***As a result of document inspection on observance of tax legislation of the subsidiaries "Lyantortelecomset", "Surguttelecomset", JSC "Khantymansiyskokrtelecom" (correctness of calculus, completeness and timeliness of taxes payment and other obligatory payments in budgets and state off-budget funds) for 1995 and 7 months of 1996, the lowered income in the amount of 2975 rubles was revealed.***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***6 054***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 054***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1998***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Letter as of 03.09.99 (subsidiary "Surguttelecomset")***

Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): *35 684.8*
Execution of sanction: ***executed***

Date of sanction: ***6.10.1998***
Authority: ***State Tax Inspection***
Cause of sanction: ***Delayed taxes payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***984***
Execution of sanction: ***executed***

Date of sanction: ***13.10.1998***
Authority: ***Khanty-Mansiysk department of West Siberian territorial antimonopoly management of State antimonopoly committee of the Russian Federation***
Cause of sanction: ***Charging subscribers with additional payment for connection of terminal devices (faxes, modems) to public communication networks.***
Kind of sanction: ***Transfer of income received from faxes and modems connection to public communication networks for January – October of 1998 into the federal budget.***
Amount of sanction (Rbl.): ***50 588***
Execution of sanction: ***executed***

Date of sanction: ***13.10.1998***
Authority: ***Regional department of Pension Fund in Khanty-Mansiysk autonomous region***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *579*
Execution of sanction: ***executed***

Date of sanction: ***15.10.1998***
Authority: ***Nizhnevartovsk regional-branch subsidiary of Social Insurance Fund of the Russian Federation***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5***
Execution of sanction: ***executed***

Date of sanction: ***27.10.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***60 241***
Execution of sanction: ***executed***

Date of sanction: ***30.10.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Inspection***
Amount of sanction (Rbl.): ***5 542***
Execution of sanction: ***executed***

Date of sanction: ***31.10.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues payment (subsidiary "Raduzhnytelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *579*
Execution of sanction: ***executed***

Date of sanction: ***14.11.1998***
Authority: ***Branch of Social Insurance Fund***
Cause of sanction: ***Expenditures, not received to offset, at the expense of the fund means (subsidiary "Uraytelecom")***
Kind of sanction: ***Dues***
Amount of sanction (Rbl.): *11 977*
Execution of sanction: ***executed***

Date of sanction: ***30.11.1998***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: *Act No.34 (subsidiary "Pokachitelecom")*
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *-1165*
Execution of sanction: ***executed***

Date of sanction: ***30.11.1998***
Authority: ***Nizhnevartovsk subsidiary of Regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *63*
Execution of sanction: ***executed***

Date of sanction: ***9.12.1998***
Authority: ***State Tax Inspection in Uray***
Cause of sanction: ***Understating of payment for environment contaminating for 1997 (subsidiary "Uraytelecom")***
Kind of sanction: ***Penalty. Fine***
Amount of sanction (Rbl.): *15*
Execution of sanction: ***executed***

Date of sanction: ***10.12.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *6 859*
Execution of sanction: ***executed***

Date of sanction: ***21.12.1998***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Incomplete payment of highway usage tax (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 706.4*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Breaches on housing municipal services tax (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***

Amount of sanction (Rbl.): *7 672*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Breaches on general educational institutions needs tax (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 767*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: *Delayed payment of transport tax (subsidiary "Oktyabrsktelecom")*
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *731*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***25 491***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***10 103***
Execution of sanction: ***executed***

Date of sanction: ***31.12.1998***
Authority: ***Nizhnevartovsk regional-branch subsidiary of Social Insurance Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***195***
Execution of sanction: ***executed***

Date of sanction: ***31.12.1998***
Authority: ***State employment fund of Kondinsk district***
Cause of sanction: ***The president of the Russian Federation Decree No. 685 "On guidelines of tax reform in the Russian Federation and measures on fortification of tax and payment discipline" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 000***
Execution of sanction: ***executed***

Date of sanction: ***15.01.1999***
Authority: ***Territorial Fund of obligatory medical insurance***
Cause of sanction: ***Delayed charge (General Direction of the Company)***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***56 992***

Execution of sanction: ***executed***

Date of sanction: ***20.01.1999***
Authority: ***State Tax Inspection in Nizhnevartovsk district***
Cause of sanction: ***Act dated 20.01.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *5*
Execution of sanction: ***executed***

Date of sanction: ***28.01.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***12 610***
Execution of sanction: ***executed***

Date of sanction: ***29.01.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.66 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***108***
Execution of sanction: ***executed***

Date of sanction: ***4.02.1999***
Authority: ***Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5 694***
Execution of sanction: ***executed***

Date of sanction: ***8.02.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***15 003***
Execution of sanction: ***executed***

Date of sanction: ***8.02.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *778*
Execution of sanction: ***executed***

Date of sanction: ***18.02.1999***
Authority: ***Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***280***
Execution of sanction: ***executed***

Date of sanction: ***10.03.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act of documentary inspection (subsidiary "Yugansktelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *8 532*
Execution of sanction: ***executed***

Date of sanction: ***10.03.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed insurance dues charge (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***11***
Execution of sanction: ***executed***

Date of sanction: ***16.03.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Delayed payment for the accomodation rent (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***3 203***
Execution of sanction: ***executed***

Date of sanction: ***18.03.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Resolution of the Russian Federation No. 1018 dated 11.10.93. clause 31 (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *19 157*
Execution of sanction: ***executed***

Date of sanction: ***22.03.1999***
Authority: ***Municipal center of population employment***
Cause of sanction: ***Delayed dues transfer (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *76*
Execution of sanction: ***executed***

Date of sanction: ***29.03.1999***
Authority: ***Uray subsidiary of territorial Fund of obligatory medical insurance***
Cause of sanction: ***Understating of obligatory basis for contribution payment for the period 1996-1998 (subsidiary "Uraytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***3 046***
Execution of sanction: ***executed***

Date of sanction: ***29.03.1999***
Authority: ***Uray subsidiary of territorial Fund of obligatory medical insurance***
Cause of sanction: ***Understating of obligatory basis for contribution payment for the period 1996-1998 (subsidiary "Uraytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***4 384***
Execution of sanction: ***executed***

Date of sanction: ***31.03.1999***
Authority: ***State Tax Inspection in Nefteyugansk***
Cause of sanction: ***The tax code part 1 article 45, clause 6 article 75 encashment 4345 (subsidiary "Yuganskelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *15 287*
Execution of sanction: ***executed***

Date of sanction: ***14.04.1999***
Authority: ***Nizhnevartovsk subsidiary of Social Insurance Fund***
Cause of sanction: ***Act dated 14.04.99 z. (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *279*
Execution of sanction: ***executed***

Date of sanction: ***26.04.1999***
Authority: ***Pension Fund of the Russian Federation in Nizhnevartovsk***
Cause of sanction: ***Act dated 26.04.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *17 751*
Execution of sanction: ***executed***

Date of sanction: ***27.04.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *8 087*
Execution of sanction: ***executed***

Date of sanction: ***27.04.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.239 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *126*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *232*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): *4 866*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed dues payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *7 055*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***

Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***452***
Execution of sanction: ***executed***

Date of sanction: ***7.05.1999***
Authority: ***State Tax Inspection in Berezovsk distrct***
Cause of sanction: ***Delayed transfer of local taxes (subsidiary "Berezovotelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***342***
Execution of sanction: ***executed***

Date of sanction: ***17.06.1999***
Authority: ***State Tax Inspection of Nefteyugansk***
Cause of sanction: ***The tax code part 1 article 45, clause 6 article 75 encashment 11558***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***496***
Execution of sanction: ***executed***

Date of sanction: ***21.06.1999***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Understating of salary and wages fund (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***3 070***
Execution of sanction: ***executed***

Date of sanction: ***21.06.1999***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Understating of salary and wages fund (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***21 742***
Execution of sanction: ***executed***

Date of sanction: ***26.06.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Act No.29 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***70***
Execution of sanction: ***executed***

Date of sanction: ***26.06.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Act No.239 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***22***
Execution of sanction: ***executed***

Date of sanction: ***30.06.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (General Direction of the Company)***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***70***
Execution of sanction: ***executed***

Date of sanction: ***30.06.1999***
Authority: ***Environmental protection committee***
Cause of sanction: ***Invoice (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***62***
Execution of sanction: ***executed***

Date of sanction: ***1.07.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***33***
Execution of sanction: ***executed***

Date of sanction: ***12.07.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.366 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***69***
Execution of sanction: ***executed***

Date of sanction: ***13.07.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Delay of VAT dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***61 000***
Execution of sanction: ***executed***

Date of sanction: ***30.07.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***43 090***
Execution of sanction: ***executed***

Date of sanction: ***24.08.1999***
Authority: ***Nizhnevartovsk subsidiary of the regional Fund of obligatory medical insurance***
Cause of sanction: ***Ref. № 218 dated 24.08.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 149***
Execution of sanction: ***executed***

Date of sanction: ***25.08.1999***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Act No.1080 dated 28.08.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine, Penalty***
Amount of sanction (Rbl.): ***14 969***
Execution of sanction: ***executed***

Date of sanction: ***26.08.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***

Amount of sanction (Rbl.): *6 237*
Execution of sanction: ***executed***

Date of sanction: ***2.09.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***14 185***
Execution of sanction: ***executed***

Date of sanction: ***20.09.1999***
Authority: ***Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***54***
Execution of sanction: ***executed***

Date of sanction: ***22.09.1999***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed charge and transfer of insurance dues for the period of 1997-1999 (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 244***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1999***
Authority: ***Territorial road fund***
Cause of sanction: ***Letter dated 03.09.99 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***2 300***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1999***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***16 104***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1999***
Authority: ***Committee on land resources of Raduzhny***
Cause of sanction: ***Unauthorized occupation of a land section, article 125 of State Code of the Russian Federation***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***8 349***
Execution of sanction: ***executed***

Date of sanction: ***12.10.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***2 301***
Execution of sanction: ***executed***

Date of sanction: ***15.10.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.504 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***61***
Execution of sanction: ***executed***

Date of sanction: ***29.10.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***3 836***
Execution of sanction: ***executed***

Date of sanction: ***30.10.1999***
Authority: ***Regional Fund of obligatory medical insurance of Nyagan***
Cause of sanction: ***Act No.5 Delayed dues payment for the period of 01.01.96-30.10.96 (subsidiary "Nyagantelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***25 801***
Execution of sanction: ***executed***

Date of sanction: ***12.11.1999***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Resolution № 22 dated 3.06.99 Act of documentary inspection (subsidiary "Yugansktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***8 799***
Execution of sanction: ***executed***

Date of sanction: ***15.11.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***28 766***
Execution of sanction: ***executed***

Date of sanction: ***30.11.1999***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Delayed dues transfer (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***20 645***
Execution of sanction: ***executed***

Date of sanction: ***27.12.1999***
Authority: ***Raduzhny subsidiary of the regional department of Social Insurance Fund of the Russian Federation in Khanty-Mansiysk autonomous region***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***4 900***
Execution of sanction: ***executed***

Date of sanction: ***29.12.1999***
Authority: ***State Tax Inspection in Surgut***

Cause of sanction: ***Reversal on the act (General Direction of the Company)***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***-6794***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***7 008***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***809***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed payment of tax for housing municipal services needs (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***15 553***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***State Tax Inspection in Nyagan***
Cause of sanction: ***Delayed payment of tha land tax for the period of 1994-1995 (subsidiary "Nyagantelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***287***
Execution of sanction: ***executed***

Date of sanction: ***31.12.1999***
Authority: ***Nizhnevartovsk subsidiary of the regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***9 321***
Execution of sanction: ***executed***

Date of sanction: ***24.01.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***7 293***
Execution of sanction: ***executed***

Date of sanction: ***30.01.2000***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Act dated 13.01.2000 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***193***

Execution of sanction: ***executed***

Date of sanction: ***30.01.2000***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Act dated 23.12.1999 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): ***3 197***
Execution of sanction: ***executed***

Date of sanction: ***21.02.2000***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Delayed payment of income tax from individuals (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine, the decision on collection was recognized invalid by Arbitration Court of Khanty-Mansiysk autonomous region on October 31, 2000; the case is in appeal instance.***
Amount of sanction (Rbl.): ***53 796***
Execution of sanction: ***not executed***

Date of sanction: ***28.02.2000***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Act dated 23.12.1999 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Penalty on VAT***
Amount of sanction (Rbl.): ***1 190.8***
Execution of sanction: ***executed***

Date of sanction: ***5.04.2000***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed tax payment (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***256***
Execution of sanction: ***executed***

Date of sanction: ***6.04.2000***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Delayed presentation of reporting (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***117 000***
Execution of sanction: ***executed***

Date of sanction: ***24.04.2000***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***204***
Execution of sanction: ***executed***

Date of sanction: ***26.04.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***17 581.83***
Execution of sanction: ***executed***

Date of sanction: ***17.05.2000***
Authority: ***State Tax Inspection in Surgut***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 340***
Execution of sanction: ***executed***

Date of sanction: ***31.05.2000***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Delayed payment of tax on housing municipal services (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5 314.75***
Execution of sanction: ***executed***

Date of sanction: ***20.06.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***35 864***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***18***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***915***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***State Tax Inspection in Surgut***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***11 394***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Delayed payment of advertising tax (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***82.99***
Execution of sanction: ***executed***

Date of sanction: ***27.07.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 105*
Execution of sanction: ***executed***

Date of sanction: ***30.07.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Berezovotelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *7 394*
Execution of sanction: ***executed***

Date of sanction: ***31.08.2000***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed tax payment (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *3 641*
Execution of sanction: ***executed***

Date of sanction: ***31.08.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Berezovotelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *537*
Execution of sanction: ***executed***

Date of sanction: ***28.09.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed tax payment (General Direction of JSC "Khantymansiyskokrtelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *177 514*
Execution of sanction: ***executed***

Date of sanction: ***30.09.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *61*
Execution of sanction: ***executed***

Date of sanction: ***20.10.2000***
Authority: ***State Tax Inspection***
Cause of sanction: ***Shortage on the police tax (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *47*
Execution of sanction: ***executed***

Date of sanction: ***27.10.2000***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *6 754*
Execution of sanction: ***executed***

Date of sanction: ***27.10.2000***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***4 088***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Berezovotelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***1 212***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed taxes payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***959***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary " Berezovotelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***573***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Raduzhny***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***7 347***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***1 993***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***224***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Oktyabrsk district***

Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *5 182*
Execution of sanction: ***executed***

Date of sanction: ***30.11.2000***
Authority: ***State Tax Inspection in Surgut***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *4 765*
Execution of sanction: ***executed***

Date of sanction: ***8.12.2000***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *5 893*
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *24 924*
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Taxes inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *5 000*
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Taxes inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *405*
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Uray***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Uraytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *23 825*
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Uray***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Uraytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *10 853*

Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Pyt-Yakh***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***11 089***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***151***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed tax payment (General Direction)***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***583 196***
Execution of sanction: ***executed***

Date of sanction: ***13.01.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines in the road fund***
Amount of sanction (Rbl.): ***318***
Execution of sanction: ***executed***

Date of sanction: ***16.01.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Delayed VAT payment (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***2 007***
Execution of sanction: ***executed***

Date of sanction: ***20.02.2001***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Delayed VAT payment (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***12 188***
Execution of sanction: ***executed***

Date of sanction: ***5.03.2001***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Delayed payment of tax for environment contamination (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***82.99***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***State Tax Inspection in Oktyabrsk district***

Cause of sanction: ***Upon the results of inspection (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***5 191.34***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***175***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***Pension Fund in Raduzhny***
Cause of sanction: ***Delayed tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***466***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***Off-budget funds***
Cause of sanction: ***Delayed taxes payment (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***32 335***
Execution of sanction: ***executed***

Date of sanction: ***8.05.2001***
Authority: ***State Tax Inspection in Yugorsk***
Cause of sanction: ***Delayed payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***235.5***
Execution of sanction: ***not executed***

Date of sanction: ***8.05.2001***
Authority: ***State Tax Inspection in Yugorsk***
Cause of sanction: ***Delayed payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***2 445.27***
Execution of sanction: ***not executed***

Date of sanction: ***14.05.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines of housing municipal services***
Amount of sanction (Rbl.): ***893***
Execution of sanction: ***executed***

Date of sanction: ***14.05.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines of single social tax***
Amount of sanction (Rbl.): ***596***
Execution of sanction: ***executed***

Date of sanction: ***15.05.2001***
Authority: ***State Tax Inspection in Pokachi***
Cause of sanction: ***Upon the results of inspection (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fines of single social tax***
Amount of sanction (Rbl.): ***340***
Execution of sanction: ***executed***

Date of sanction: ***31.05.2001***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Upon the results of inspection (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***9 380***
Execution of sanction: ***executed***

Date of sanction: ***23.06.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***VAT return (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***-2370***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Raduzny***
Cause of sanction: ***Delayed tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***54***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Upon the results of inspection (subsidiary "Khantymansiyskelectrosvyaz")***
Kind of sanction: ***Fines of housing municipal services***
Amount of sanction (Rbl.): ***21***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Income tax return (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***-51480***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed payment of revenue tax (General Direction)***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***810 735***
Execution of sanction: ***not executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed VAT payment (General Direction)***

Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***20 458***
Execution of sanction: ***executed***

Date of sanction: ***18.07.2001***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Delayed tax payment***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***51.7***
Execution of sanction: ***executed***

Date of sanction: ***27.07.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***5 000***
Execution of sanction: ***executed***

Date of sanction: ***31.07.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Upon the results of inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***250***
Execution of sanction: ***executed***

Date of sanction: ***31.07.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Fines on the highway users tax (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***223***
Execution of sanction: ***executed***

Date of sanction: ***20.08.2001***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Delayed VAT payment (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***101.98***
Execution of sanction: ***executed***

Date of sanction: ***29.10.2001***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Delayed report presentation (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***116.25***
Execution of sanction: ***executed***

Date of sanction: ***30.11.2001***
Authority: ***District committee on land resources***
Cause of sanction: ***Delayed land tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***628***
Execution of sanction: ***executed***

Date of sanction: ***25.12.2001***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Upon the results of inspection (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***23 347.81***
Execution of sanction: ***executed***

Date of sanction: ***29.12.2001***
Authority: ***State Tax Inspection in Yugorsk***
Cause of sanction: ***Delayed highway users tax payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***7.48***
Execution of sanction: ***not executed***

Date of sanction: ***29.12.2001***
Authority: ***Medical insurance department in Raduzhny***
Cause of sanction: ***Delayed dues payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***2***
Execution of sanction: ***executed***

Date of sanction: ***29.12.2001***
Authority: ***State Tax Inspection in Raduzhny***
Cause of sanction: ***Delayed tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***2 944***
Execution of sanction: ***executed***

Date of sanction: ***29.12.2001***
Authority: ***State Tax Inspection in Raduzhny***
Cause of sanction: ***Delayed income tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***1 282***
Execution of sanction: ***executed***

Date of sanction: ***29.12.2001***
Authority: ***Raduzhny pension fund***
Cause of sanction: ***Delayed payment of dues in the pension fund (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***617.42***
Execution of sanction: ***executed***

Date of sanction: ***29.12.2001***
Authority: ***State Tax Inspection in Yugorsk***
Cause of sanction: ***Delayed payment of dues for environmental pollution (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***3.2***
Execution of sanction: ***not executed***

Date of sanction: ***29.12.2001***
Authority: ***State Tax Inspection in Yugorsk***

Cause of sanction: ***Delayed payment of uniform social tax (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***244.8***
Execution of sanction: ***not executed***

Date of sanction: ***29.12.2001***
Authority: ***Yugorsk pension fund***
Cause of sanction: ***Delayed payment of dues in the pension fund (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***35.93***
Execution of sanction: ***not executed***

Date of sanction: ***29.12.2001***
Authority: ***State Tax Inspection in Raduzhny***
Cause of sanction: ***Delayed property tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***1 020.78***
Execution of sanction: ***executed***

Description of essence of all continuing or finished lawsuits in the account quarter, which can greatly influence the emitter activity:

In the account quarter there was no lawsuits with the emitter participation that could greatly influence the emitter activity.

Description of reasons of all continuing or finished inspections of the emitter in the account quarter, conducted by state bodies, as well as auditing of the emitter, conducted on the request its participants (shareholders):

no

42. Essential facts (events, actions), happened in the account quarter.

Date of the fact (event, action): ***1.10.2001***
Code: ***0500013F01102001***

1.Complete company name of the legal entity: Closed joint-stock company "BANK CREDIT SWISS FIRST BOSTON" (nominal holder).
2.Registered and postal address: 5 Nikitinsky pereulok, Moscow, 103009
3.Share of votes in the supreme management body of the emitter before its change: 4,44%.
4. Share of votes in the supreme management body of the emitter after its change: 7,53%.
5. Date of the changes in the share of votes in the supreme management body of the emitter: October 1, 2001.

Date of the fact (event, action): ***12.10.2001***
Code: ***1200013F12102001***

Kind of the general meeting: extraordinary general shareholders meeting.

Form of the meeting holding: joint presence of shareholders.

Date of the general meeting: October 12, 2001.

Place of the general meeting: Khanty-Mansiysk.

It is accepted for defining the quorum:
· for considering the first and the second issues – common shares of the Company in quantity of 13 052 560, that constitutes 74,87% of the total quantity of the common shares of the Company;
· for considering the third issue – common and preferred shares of the Company in quantity of 15 152 953, that constitutes 65,19% of the total quantity of the common and preferred shares of the Company.
Quorum for holding the general meeting is present.

Issues put for voting, results of voting and complete wordings of the decisions made by the general meeting:

The first issue of the agenda:
1. On early termination of the Company Accounting Commission powers.
2. On election of Accounting Commission of JSC "Khantymansiyskokrtelecom".

Results of voting on point 1 of the first agenda issue:
"FOR": To terminate the powers of the Company Accounting Commission preschedully - 12 741 110 votes;
"AGAINST" - 84 350 votes;
"ABSTAIN" - 24 310 votes.

Results of voting on point 2 of the first agenda issue:
"FOR": To elect Accounting Commission of JSC "Khantymansiyskokrtelecom" consisting of:
1. Irina V. Kolupayeva;
2. Olga V. Lyakhov;
3. Kirill V. Frolov;
4. Marina V. Morozova;
5. Tatiana V. Repskaya;
6. Alyona V. Tolmacheva;
7. Oksana A. Tyutyugina - 12 753 500 votes;
"AGAINST" - 82 150 votes;
"ABSTAIN" - 3 630 votes.

Complete wording of the decision on the first issue of the agenda:

1. To terminate the powers of the Company Accounting Commission preschedully.
2. To elect Accounting Commission of JSC "Khantymansiyskokrtelecom" consisting of:
   1. Irina V. Kolupayeva;
   2. Olga V. Lyakhov;
   3. Kirill V. Frolov;
   4. Marina V. Morozova;
   5. Tatiana V. Repskaya;
   6. Alyona V. Tolmacheva;
   7. Oksana A. Tyutyugina.

The second issue of the agenda: On additional election of a member of Revision Commission of JSC "Khantymansiyskokrtelecom".

Results of voting on the second agenda issue:
"FOR": To elect additionally in Revision Commission of JSC

"Khantymansiyskokrtelecom" Nina N. Pavlyukova. - 11 955 310 votes;
"AGAINST" - 75 550 votes;
"ABSTAIN" - 5 830 votes.

Complete wording of the decision on the second issue of the agenda:
1. To elect additionally in Revision Commission of JSC "Khantymansiyskokrtelecom" Nina N. Pavlyukova.

The third issue of the agenda: On reorganization of JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer.

Results of voting on the third agenda issue:
"FOR": To reorganize JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform".
To approve of the Merger Agreement between JSC "Uralsvyazinform" and JSC "Khantymansiyskokrtelecom".
To approve of the Deed of Transfer. -14 526 313 votes;
"AGAINST" - 512 050 votes;
"ABSTAIN" - 18 640 votes.

Complete wording of the decision on the third issue of the agenda:
1. To reorganize JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform ".
2. To approve of the Merger Agreement between JSC "Uralsvyazinform" and JSC "Khantymansiyskokrtelecom ".
3. To approve of the Deed of Transfer.

Date of the fact (event, action): *9.11.2001*
Code: *0500013F09112001*

1.Complete company name of the legal entity: Khanty-Mansiysk non-state pension fund..
2.Registered and postal address: 67-a Pionerskaya Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628012..
3.Share of votes in the supreme management body of the emitter before its change: 7,98%.
4.Share of votes in the supreme management body of the emitter after its change: 2,50%.
5.Date of the changes in the share of votes in the supreme management body of the emitter: November 9, 2001.

Date of the fact (event, action): *26.12.2001*
Code: *0500013F26122001*

1.Complete company name of the legal entity: Closed joint-stock company "Depositary clearing company" (nominal holder).
2.Registered and postal address: 14/2 Staraya Basmannaya Str., building 4, Moscow, 103064.
3.Share of votes in the supreme management body of the emitter before its change: 9,63%.
4.Share of votes in the supreme management body of the emitter after its change: 11,70%.
5.Date of the changes in the share of votes in the supreme management body of the emitter: December 26, 2001.

Date of the fact (event, action): *25.12.2001*
Code: *0400013F25122001*

1.Complete company name of the legal entity, share of participation in the authorized capital (part of shares) held by the emitter, which changed: Closed joint-stock company "Ural GSM".
2.Registered address: 63/4 Aviatsionnaya Str., building 380, Ekaterinburg, 620130 Russia.
3.Postal address: 4a Asbestovsky pereulok, Ekaterinburg, 620067, Russia.
4. The emitter share in the legal entity authorized capital (part of shares) before the change: 1,13%.
5. The emitter share in the legal entity authorized capital (part of shares) after the change: 0%.
6.Date of the share in the authorized capital change: December 25, 2001.

43. Information on reorganization of the emitter, its affiliated and dependent companies.
No

44. Additional essential information on the emitter.
Annual rating of the largest companies of Russia «Expert 200» is published. This is a joint project of magazine «Expert» and «Alfabank» under the control of worldwide known company «Pricewaterhouse Coopers».
The name of JSC "Khantymansiyskokrtelecom" is mentioned in two nominations of the rating. The Company has the 13th place among the largest communication companies of Russia and the 7th place among regional telecommunication companies, included in the holding of JSC «Svyazinvest». Besides, the Company occupies the 84th place by market cost among all the Russian companies and the 18th place among telecommunication companies.
"Khantymansiyskokrtelecom" became a laureate of the fifth Russian competition "The Best Russian enterprises ", organized on the initiative of t*he Russian union of the industrialists and businessmen and the Chamber of commerce and industry of the Russian Federation. On December 17, 2001 the* solemn ceremony of presenting the high awards *took place in the Russian Federation Armed Forces Cultural Center (Moscow).*
Annually expert groups, jury and also 12 ministries and departments work on the choice of 100 best Russian enterprises meeting the requirements of competition winners. First of all, economic parameters of the companies, results of their primary activity are estimated.
"Khantymansiyskokrtelecom" was declared among the winners in nomination "for the most effective utilization of all kinds of industrial resources ". The fifth Russian competition award was presented to the company General Director Eduard V. Lebedev. It recognizes the company contribution in development and perfecting of regional telecommunications, and gives high estimation of the company activity.
During the last decade JSC "Khantymansiyskokrtelecom» leads among regional telecommunication companies on telecommunication network digitalization level. The company permanently extends the range of modern communication services, works on their quality improvement. High results on such efficiency parameters as income on 1 employee, volume of long distance calls on 1 link and many others are annually achieved. For 11 months of the current year communication services on 810 rubles are presented on 1 inhabitant of the autonomous region on the average.

Managers association of Russia and Editorial office «Commersant» organized joint project on defining professionalism of Russian managers. Its result became rating "1000 of the most professional managers of Russia ". General Director of JSC "Khantymansiyskokrtelecom" Eduard V. Lebedev was included in the list of laureates. Professionalism of the presidents and general directors of 11 economic complex branches major companies of the country was estimated within the project framework. At the rating constituting both personal abilities of the manager, and a number of other parameters describing efficiency of enterprise management were taken into account. Among such

criteria are financial, innovative, corporate and social efficiency. As the indicator of public concern to the work of this or that candidate the index of the manager quoting in Russian mass media was used.
400 experts - representatives of profile official bodies, regional administrations, noncommercial regional and business associations, leading investment companies and banks, consulting firms, rating and news agencies, economic and business mass-media were invited for participation in rating constituting. According to the conclusion of the international auditor company Ernst & Young, and also review of the Moscow state university of economy, statistics and computer science, the compilers of the rating adhered to principles of objectivity, representativity and adequacy.
This year "Khantymansiyskokrtelecom" has received many national and international awards. Results of primary activity (National premium in the sphere of business and enterprise "Business - Olymp"), quality of provided services ("Europe Award for quality", France) and social work of the company (Letter of Government of the Russian Federation "For achievements in social work organization") were highly estimated. But, as it is known, in the choice of right strategy and right tactical steps of the director, his (her) enterprising and initiative.

The Company website in INTERNET: http://www.okrtel.ru

B. Financial economic activity of the emitter.

45. Annual accounting reporting for three last fiscal years.
For the current account period it is not provided.

46. Accounting reporting of emitter for the account quarter.
For the current account period it is not provided.

47. The facts resulted in increase or reduction of the emitter assets value more than 10 per cents for the account quarter.
In the report for the IV quarter is not provided.

48. The facts resulted in increase in the account quarter of income (losses) of the emitter more than 20 per cents in comparison with the preceding quarter.
In the report for the IV quarter is not provided.

49. Information on forming and usage of the reserve fund and other special funds of the emitter.
· Accumulation fund:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Consumption fund:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Social sphere fund:
Balance for the end of the account quarter, Rbl.:
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Special fund of share holding:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Reserve fund:
Balance for the end of the account quarter, Rbl.:
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
Directions of the reserve fund means usage: -
· Director fund:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -

50. The deals of the emitter in the account quarter, which value compounds 10 and more per cent of the emitter assets for the end of the quarter preceding the account one.
The mentioned deals do not exist.

51. Information on the direction of the means, used by the emitter as a result of emissive securities placing.
The mentioned directions of means usage in the account quarter do not exist.

52. Loaned means obtained by the emitter and its affiliated companies in the account quarter.

Information on value of the loaned means, obtained by the emitter for the end of the account quarter:

Name of the index	Balance for the beginning of the year (thousand Rbl.)	Received (thousand Rbl.)	Repaid (thousand Rbl.)	Balance for the end of the account quarter (thousand Rbl.)
Long-term bank credits	-	-	-	-
including not repaid in time	-	-	-	-
Other long-term loans	-	-	-	-
including not repaid in time	-	-	-	-
Short-term bank credits	-	-	-	-
including not repaid in time	-	-	-	-
Bank credits for employees	-	-	-	-
including not repaid in time	-	-	-	-
Other short-term loans	-	-	-	-
including not repaid in time	-	-	-	-

53. Receivables and creditor debts of the emitter and its affiliated companies for the account quarter.

Information on the value of receivables and creditor debts of the emitter for the end of the account quarter:

Name of the index	Balance for the beginning of the year (thousand Rbl.)	Received (thousand Rbl.)	Repaid (thousand Rbl.)	Balance for the end of the account quarter (thousand Rbl.)
1) Receivables:				
short-term	-	-	-	-
including overdue	-	-	-	-
overdue more than 3 months	-	-	-	-
including in:				
-				
long-term	-	-	-	-
including overdue	-	-	-	-
overdue more than 3 months	-	-	-	-
including in:				
-				
2) Creditor debts:				
short-term	-	-	-	-
including overdue	-	-	-	-
overdue more than 3 months	-	-	-	-
including in:				

-				
long-term	-	-	-	-
including overdue	-	-	-	-
overdue more than 3 months	-	-	-	-
including in:				
-				
Provisions:				
received	-	-	-	-
including from outside parties	-	-	-	-
including in:				
-	-	-	-	-
issued	-	-	-	-
including to outside parties	-	-	-	-
including in:				
-	-	-	-	-
3) Bills circulation:				
Issued bills	-	-	-	-
including overdue	-	-	-	-
including in:				
-	-	-	-	-
Received bills	-	-	-	-
including overdue	-	-	-	-
including in:				
-	-	-	-	-

54. Financial investments of the emitter.

information on financial investments of the emitter for the end of the account quarter:

Name of the index	**Investments value for the end of the account quarter (thousand Rbl.)**		
	short-term (up to 1 year)	**long-term (more than 1 year)**	**total**
Investments in the state securities of the Russian Federation	-	-	-
Investments in the state securities of the Russian Federation subjects	-	-	-
Investments in securities of local management bodies	-	-	-
Investments in shares of other organizations	-	311	311
Investments in bonds and other promissory obligations	-	-	-
Other given loans	-	100	100
Investments in subsidiaries of the emitter	-	446	446
Investments in affiliates of the emitter	-	-	-

Financial investments in organizations liquidated in the order provided by the legislation of the Russian Federation			
Name of the organization	**Liquidation date**	**Authority made a decision of liquidation**	**Investments amount (thousand Rbl.)**
No		-	-
Total			-

Financial investments in organizations declared bankrupts in the order provided by the legislation of the Russian Federation			
Name of the organization	**Liquidation date**	**Authority made a decision of liquidation**	**Investments amount (thousand Rbl.)**
No		-	-
Total			-

The emitter assets value for the date of the account quarter end (thousand Rbl.)	-

Financial investments in organizations which constitute 10 or more per cent of the emitter assets for the date of the account quarter end		
Name of the organization	**Investments amount (thousand Rbl.)**	**Share in assets**
Total	-	-

55. Other essential information on financial economic activity of the emitter

Note:

Information subject to description in the chapter "Finance" will be presented in the report for the I quarter of 2002, as far as data on financial economic activity for a year are collected and summarized in the Company in later terms.

C. Information on the emitter securities

56. The emitter shares .

Serial number of issue: *1*
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***500***

Securities quantity of the issue: ***174 326***
Total amount of the issue: ***87 163 000***

State registration of the issue:
Registration date: ***21.04.1993***
Registration number: ***87-1n-369***
State registration authority: ***Financial bodies***

Type of placing: ***acquisition at transforming to joint-stock company***
Period of placing: ***21.04.1993 - 7.02.1994***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***174 326***

Information on state registration of the report on the issue results:
Registration date: ***24.05.1995***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: *1*
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***500***

Securities quantity of the issue: ***58 110***
Total amount of the issue: ***29 055 000***

State registration of the issue:
Registration date: ***21.04.1993***
Registration number: ***87-1n-369***
State registration authority: ***Financial bodies***

Type of placing: ***acquisition at transforming to joint-stock company***
Period of placing: ***21.04.1993 - 7.02.1994***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***

Quantity of actually placed securities in accordance with the registered report on the issue results: *58 110*

Information on state registration of the report on the issue results:
Registration date: *24.05.1995*
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: *2*
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***94 650***

Securities quantity of the issue: ***1 743 260***
Total amount of the issue: ***164 999 559 000***

State registration of the issue:
Registration date: ***23.08.1996***
Registration number: *87-1-772*
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***23.08.1996 - 23.09.1996***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***1 743 260***

Information on state registration of the report on the issue results:
Registration date: ***29.05.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since June 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a common share of the second issue in Russian Trade System - 155,00 USD (June 23, 1997), the lowest - 60,00 USD (January 26, 1998).

Serial number of issue: *2*

Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***94 650***

Securities quantity of the issue: ***581 100***
Total amount of the issue: ***55 001 115 000***

State registration of the issue:
Registration date: ***23.08.1996***
Registration number: ***87-1-772***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***23.08.1996 - 23.09.1996***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***581 100***

Information on state registration of the report on the issue results:
Registration date: ***29.05.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since September 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a preferred share of the second issue in Russian Trade System - 58,00 USD (October 13, 1997), the lowest - 25,00 USD (January 21, 1998).

Serial number of issue: ***3***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***10***

Securities quantity of the issue: ***3 615 054 012***
Total amount of the issue: ***36 150 540 120***

State registration of the issue:
Registration date: ***9.07.1997***
Registration number: ***87-1-840***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***9.07.1997 - 9.07.1997***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***

Quantity of actually placed securities in accordance with the registered report on the issue results: ***3 615 054 012***

Information on state registration of the report on the issue results:
Registration date: ***9.07.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: ***3***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***10***

Securities quantity of the issue: ***1 205 144 204***
Total amount of the issue: ***12 051 442 040***

State registration of the issue:
Registration date: ***9.07.1997***
Registration number: ***87-1-841***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***9.07.1997 - 9.07.1997***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***1 205 144 204***

Information on state registration of the report on the issue results:
Registration date: ***9.07.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: ***4***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***150 000***

Securities quantity of the issue: ***1 743 260***
Total amount of the issue: ***261 489 000 000***

State registration of the issue:
Registration date: ***30.12.1997***
Registration number: ***1-04-00013-F***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***29.01.1998 - 29.01.1998***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***1 743 260***

Information on state registration of the report on the issue results:
Registration date: ***20.02.1998***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since June 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a common share of the forth issue in Russian Trade System - 88,80 USD (March 24, 1998), the lowest - 23,00 USD (July 13, 1998).

Serial number of issue: ***4***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***150 000***

Securities quantity of the issue: ***581 100***
Total amount of the issue: ***87 165 000 000***

State registration of the issue:
Registration date: ***30.12.1997***
Registration number: ***2-04-00013-F***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***29.01.1998 - 29.01.1998***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***

Quantity of actually placed securities in accordance with the registered report on the issue results: ***581 100***

Information on state registration of the report on the issue results:
Registration date: ***20.02.1998***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since September 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a preferred share of the forth issue in Russian Trade System - 37,00 USD (March 13, 1998), the lowest - 1,50 USD (September 23, 1998).

Serial number of issue: ***5***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***15***

Securities quantity of the issue: ***17 432 600***
Total amount of the issue: ***261 489 000***

State registration of the issue:
Registration date: ***23.11.1998***
Registration number: ***1-05-00013-F***
State registration authority: ***Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***3.12.1998 - 3.12.1998***

Current state of the issue: ***placing is completed***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***17 432 600***

Information on state registration of the report on the issue results:
Registration date: ***25.01.1999***
State registration authority: ***Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
JSC "Khantymansiyskokrtelecom" shares are traded at RTS Stock exchange, Moscow Stock exchange, Moscow Interbank currency exchange.
The Company shares were listed in RTS Stock exchange and Moscow Stock exchange, at Moscow Interbank currency exchange the shares are traded without inclusion in Quatable lists (unlisted securities).

Additional essential information on the securities of the issue:
Information on JSC "Khantymansiyskokrtelecom" shares trading at RTS Stock exchange for IV quarter of 2001:
Name: common nominal shares
Minimum quotation for buying: $0,90
Maximum quotation for buying: $1,40
Minimum quotation for sale: $1,10
Maximum quotation for sale: $1,70
Market price on 29.12.2001: $1,36
Trade volume: $160294 / 130397 shares
Number of deals: 19

Serial number of issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***15***

Securities quantity of the issue: ***5 811 000***
Total amount of the issue: ***87 165 000***

State registration of the issue:
Registration date: ***23.11.1998***
Registration number: ***2-05-00013-F***
State registration authority: ***Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***3.12.1998 - 3.12.1998***

Current state of the issue: ***placing is completed***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***5 811 000***

Information on state registration of the report on the issue results:
Registration date: ***25.01.1999***
State registration authority: ***Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
JSC "Khantymansiyskokrtelecom" shares are traded at RTS Stock exchange, Moscow Stock exchange, Moscow Interbank currency exchange.
The Company shares were listed in RTS Stock exchange and Moscow Stock exchange, at Moscow Interbank currency exchange the shares are traded without inclusion in Quatable lists (unlisted securities).

Additional essential information on the securities of the issue:
Information on JSC "Khantymansiyskokrtelecom" shares trading at RTS Stock exchange for IV quarter of 2001:
Name: preferred nominal shares
Minimum quotation for buying: $0,385

Maximum quotation for buying: $0,575
Minimum quotation for sale: $0,487
Maximum quotation for sale: $0,777
Market price on 29.12.2001: $0,5947
Trade volume: $14019 / 28500 shares
Number of deals: 4

57. Information on the emitter bonds.

There were no bond issues.

Г. Other information on the emitter securities.

58, 59, 60. Rights of the emitter shareholders. Dividends on the emitter shares.

58.1

Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Complete name of the shares category/type: ***common nominal non-documentary shares***
Rights of holders of shares of the given category (type):

General rights of the shareholders:
·freely assign shares belonging to them;
· to receive a part of the net income (dividends), subject to distribution between the shareholders in the order, provided by the Charter, depending on the category of shares belonging to them;
· to receive a part of the Company property value (liquidation value), remained after the Company liquidation, proportionally to the number of shares of the correspondent category belonging to them;
· to have free access to the Company documents in order provided by the Charter, and to obtain their paid copies;
- to transfer all or a part of rights, provided to by the share of the corresponding category, to their representative (representatives) on the basis of a proxy;
· to appeal to court with suits;
· to get acquainted with information, forming state secret, only in the order stated by law;
· to realize other rights, provided by Charter, legislation, as well as decisions of the common meeting, accepted in accordance with its competency.
All common shares of the Company have the same face value, they are nominal and provide the same rights to their holders.
Common shares of the Company are polling shares on all the issues of the general meeting competence.
Holders of the common shares have the right of receiving dividends only after holders of preferred shares, the amount of which dividends is defined by the Company Charter.
Holders of the common shares participate in distribution of the Company property in case of its liquidation in the third turn after payments on the shares, which should be redeemed according to the Company Charter (the first turn), after payment of set off but not paid dividends on preferred shares and liquidation value of preferred shares defined by the Charter (the second turn).

Dividend is a part of the Company net income for the current year, distributed among shareholders proportionally to the number of their shares of the correspondent categories, referred to the authorized capital of the Company.
The Company has the right quarterly, once half a year or once a year to make a decision on payment of dividends on the placed shares, referred to the authorized capital.
The Company is obliged to pay dividends declared on the each category of shares.
Dividends are paid by money. Dividends can be also paid by other property on the decision of the corresponding management body of the Company in case of the shareholder consent for reception of dividends in such a form.
Decision on the payment of annual dividends, amount of the dividend and form of its payment on shares of the each category is made by the general meeting on recommendation of Board of Directors of the Company. Amount of annual

dividends can not be more than recommended by Board of Directors of the Company.
Dividends are not set off and not paid on shares, not issued in circulation, obtained on the balance of the Company on the decision of Board of Directors, redeemed on the balance of the Company and received in the Company disposal in view of violation of the buyer's responsibilities on their acquisition.
Dividends are set off and paid only on completely paid shares.
The interests are not set off on not-paid and not received dividends. The shareholder has the right to demand payment of not received dividends irrespective of debt period.
The date of payment of the annual dividends is defined by the decision of the general meeting of shareholders, which should be paid within the current year, in which the decision on dividends payment is made.
For payment of dividends Board of Directors of the Company makes a list of the persons having the right on receiving the dividends.
The list of the persons, having the right on receiving the annual dividends, include shareholders and nominal holders of shares, entered in the register of the Company shareholders for the day of scheduling the list of persons, having the right to participate in the annual shareholders meetings.
The Company has no right to make a decision on the payment (announcement) of annual dividends:
· before complete payment of the whole authorized capital;
· before redemption of all the shares, which must be redeemed in accordance with the section 11.4. of the Charter
· if at the time of dividends payments it has the signs of insolvency (bankruptcy) in accordance with legal acts of the Russian Federations on insolvency (bankruptcy) of enterprises or specified signs appear in the Company as a result of dividends payment;
· if the cost of the Company net assets is less than its authorized capital, reserve fund and the excess over the face value, determined by the Charter of liquidation cost of the placed preferred shares, or will become less than their amount as a result of dividends payment.

Dividends on the shares of the given category (type):
Period: ***1994, IV quarter***
Amount of dividends on one share (Rbl.): ***0***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***0***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***0***

Period: ***1995, IV quarter***
Amount of dividends on one share (Rbl.): ***9 000***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***1 568 934 000***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***1 567 498 390***

Period: ***1996, IV quarter***
Amount of dividends on one share (Rbl.): ***1 923***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***3 343 101 000***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***3 305 688 860***

Period: ***1997, IV quarter***
Amount of dividends on one share (Rbl.): ***4.46***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***7 771 595***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***7 636 776***

Period: ***1998, IV quarter***
Amount of dividends on one share (Rbl.): ***0***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***0***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***0***

Period: ***1999, IV quarter***
Amount of dividends on one share (Rbl.): ***0.27***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***4 706 802***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***4 643 633***

Period: ***2000, IV quarter***
Amount of dividends on one share (Rbl.): ***1***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***17 432 600***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***12 886 719***

Amount of the set off dividends on the shares of the given category (type), which term of payment has not begun yet (Rbl.): ***0***

58.2

Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***nominal non-documentary***
Complete name of the shares category/type:: ***preferred nominal non-documentary type A shares***
Rights of holders of shares of the given category (type):

General rights of the shareholders:
· freely assign shares belonging to them;
· to receive a part of the net income (dividends), subject to distribution between the shareholders in the order, provided by the Charter, depending on the category of shares belonging to them;
· to receive a part of the Company property value (liquidation value), remained after the Company liquidation, proportionally to the number of shares of the correspondent category belonging to them;
· to have free access to the Company documents in order provided by the Charter, and to obtain their paid copies;
- to transfer all or a part of rights, provided to by the share of the corresponding category, to their representative (representatives) on the basis of a proxy;
· to appeal to court with suits;
· to get acquainted with information, forming state secret, only in the order stated by law;

· to realize other rights, provided by Charter, legislation, as well as decisions of the common meeting, accepted in accordance with its competency.

Preferred shares of the Company of one type have the same face value and provide the same rights to their holders..
Holders of preferred shares have the right to take part in general meetings without voting right, except the cases provided by the current legislation and the Company Charter.
Holders of preferred shares have the priority right in comparison with holders of common shares in receiving:
· dividends in amount and order provided by the company Charter;
· set off but not paid dividends in case of the Company liquidation;
· part of the Company property value (liquidation value), remained after its liquidation.
In case of its liquidation the Company guarantees to direct to the holders of preferred shares for payment of liquidation value no more than twenty five per cent of the property value, remained after payments to creditors and payments on the shares which should be redeemed in accordance with section 11.4. of the Company Charter.

Dividend is a part of the Company net income for the current year, distributed among shareholders proportionally to the number of their shares of the correspondent categories, referred to the authorized capital of the Company.
Dividends on preferred shares are paid in the amount of ten per cent of the share face value.
Dividends on preferred shares can be paid at the expense of specially intended for that funds, forming at the expense of last years income.
The Company has the right quarterly, once half a year or once a year to make a decision on payment of dividends on the placed shares, referred to the authorized capital.
The Company is obliged to pay dividends declared on the each category of shares.
Dividends are paid by money. Dividends can be also paid by other property on the decision of the corresponding management body of the Company in case of the shareholder consent for reception of dividends in such a form.
Decision on the payment of annual dividends, amount of the dividend and form of its payment on shares of the each category is made by the general meeting on recommendation of Board of Directors of the Company. Amount of annual dividends can not be more than recommended by Board of Directors of the Company.
Dividends are not set off and not paid on shares, not issued in circulation, obtained on the balance of the Company on the decision of Board of Directors, redeemed on the balance of the Company and received in the Company disposal in view of violation of the buyer's responsibilities on their acquisition.
Dividends are set off and paid only on completely paid shares.
The interests are not set off on not-paid and not received dividends. The shareholder has the right to demand payment of not received dividends irrespective of debt period.
The date of payment of the annual dividends is defined by the decision of the general meeting of shareholders, which should be paid within the current year, in which the decision on dividend payment is made.
For payment of dividends Board of Directors of the Company makes a list of the persons having the right on receiving the dividends.
The list of the persons, having the right on receiving the annual dividends, include shareholders and nominal holders of shares, entered in the register of the Company shareholders for the day of scheduling the list of persons, having the right to participate in the annual shareholders meetings.
The Company has no right to make a decision on the payment (announcement) of annual dividends:
· before complete payment of the whole authorized capital;

· ***before redemption of all the shares, which must be redeemed in accordance with the section 11.4. of the Charter***
· ***if at the time of dividends payments it has the signs of insolvency (bankruptcy) in accordance with legal acts of the Russian Federations on insolvency (bankruptcy) of enterprises or specified signs appear in the Company as a result of dividends payment;***
· ***if the cost of the Company net assets is less than its authorized capital, reserve fund and the excess over the face value, determined by the Charter of liquidation cost of the placed preferred shares, or will become less than their amount as a result of dividends payment.***

Dividends on the shares of the given category (type) :
Period: ***1994, IV quarter***
Amount of dividends on one share (Rbl.): ***294***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***17 084 340***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***17 032 750***

Period: ***1995, IV quarter***
Amount of dividends on one share (Rbl.): ***135 725***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***7 886 980 000***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***7 895 487 970***

Period: ***1996, IV quarter***
Amount of dividends on one share (Rbl.): ***9 465***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***5 500 111 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***5 421 698 820***

Period: ***1997, IV quarter***
Amount of dividends on one share (Rbl.): ***9.465***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***5 490 031***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***5 248 721***

Period: ***1998, IV quarter***
Amount of dividends on one share (Rbl.): ***1.5***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***8 716 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***8 290 218***

Period: ***1999, IV quarter***
Amount of dividends on one share (Rbl.): ***1.5***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***8 716 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***8 398 592***

Period: ***2000, IV quarter***
Amount of dividends on one share (Rbl.): ***1.5***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***8 716 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***5 350 154***

Amount of the set off dividends on the shares of the given category (type), which term of payment has not begun yet (Rbl.): ***0***

61. Restrictions in circulation of the securities.

See items 56 and 57

62. Other essential information on the emitter securities.

On the basis of the agreement with the registrar - JSC "Registrator-Svyaz" about transfer-agency relations, JSC "Khantymansiyskokrtelecom" receives from the securities holders and send to the registrar orders for entering alterations in the register and for obtaining information from the register, and also receives from the registrar and send to the securities holders extracts and notifications received from the registrar.
Also the Company concluded and executes the contract with National Association of Stock Market Participants (NASMP) about information distribution by means of its arrangement in the NASMP System of complex information distribution about the emitters in Internet.
The American Securities and Exchange Commission (SEC) registered the issue of ADR level I for JSC "Khantymansiyskokrtelecom" shares. The Company depositary on the ADR program is the Bank of New York. The program ADR level I stipulates issue of 10 million of receipts. One ADR corresponds to one common share of JSC "Khantymansiyskokrtelecom" with face value 15 rubles.

PROTOCOL № 2
of extraordinary general meeting of shareholders of opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region

October 12, 2001
10.30 a.m.
local time

Khanty-Mansiysk

Extraordinary general meeting of shareholders of JSC "Khantymansiyskokrtelecom" is held in a form of joint meeting.

For the moment of making a list of shareholders, having a right of participating in the extraordinary general meeting, the Company authorized capital makes **348 654** thousand rubles and is divided into **23 243 600** shares, including **17 432 600** common shares and **5 811 000** preferred shares of face value **15** rubles.

In terms, established by the federal law "On joint-stock companies", registered letters with bulletins for voting on the agenda issues of the general meeting were sent to the holders of the Company polling shares.

Polling shares on the first agenda issue of the general meeting of shareholders: "On early termination of the Company Accounting Commission powers. On election of Accounting Commission of JSC "Khantymansiyskokrtelecom", and also on the second issue: "On additional election of a member of Revision Commission of JSC "Khantymansiyskokrtelecom" are only common shares of the Company.

Polling shares on the third agenda issue of the general meeting of shareholders: "On reorganization of JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer" are common and preferred shares of the Company.

The following shareholders took part in correspondence voting on the agenda issues:

- holders of **240 830** common shares, that constitutes **1,38%** of the total quantity of the common shares of the Company;
- holders of **391 880** preferred shares, that constitutes **6,74%** of the total quantity of the preferred shares of the Company.

The shareholders (their representatives), registered for participating in the general meeting, hold in total:

- common shares in quantity of **12 811 730**, representing voting right on all agenda issues of the general meeting, that constitutes **73,49%** of the total quantity of the common shares of the Company;
- preferred shares in quantity of **1 708 513**, representing voting right on the third agenda issue of the general meeting, that constitutes **29,40%** of the total quantity of the preferred shares of the Company.

It is accepted for defining the quorum:

- for considering the first and the second issues – common shares of the Company in quantity of **13 052 560**, that constitutes **74,87%** of the total quantity of the common shares of the Company;
- for considering the third issue – common and preferred shares of the Company in quantity of **15 152 953**, that constitutes **65,19%** of the total quantity of the common and preferred shares of the Company.

Quorum for holding the general meeting is present (protocol of the Accounting commission № 1).

Present:

- shareholders, representatives of the shareholders;
- members of the Board of Directors of the Company;
- members of the Company Management, Directors of the Company subsidiaries, heads of management and departments of General Direction of JSC "Khantymansiyskokrtelecom";
- Druzhinin V.A., Deputy Director of Transport and Communication Department of Khanty-Mansiysk autonomous region, head of TV and radio broadcasting management;
- Rybakin V.I., General Director of JSC "Uralsvyazinform", Perm;
- Razumov D.V., Executive Director of JSC "LV Finance", Moscow.

Chairman of the general meeting: Lebedev E.V.

Head of secretariat of the general meeting: Kosterin S.N.

AGENDA:

1. On early termination of the Company Accounting Commission powers.
   On election of Accounting Commission of JSC "Khantymansiyskokrtelecom".

2. On additional election of a member of Revision Commission of JSC "Khantymansiyskokrtelecom".

3. On reorganization of JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer.

General Director of JSC "Khantymansiyskokrtelecom" Lebedev E.V. opened the general meeting. Members of the Board of Directors were offered to take places in presidium of the general meting of shareholders.

Presidium of the general meting of shareholders:

1.	Lopatin A.V.	-	Chairman of the Board of Directors of JSC "Khantymansiyskokrtelecom", Deputy General Director of JSC "Svyuazinvest", Moscow.
2.	Lebedev E.V.	-	Deputy Chairman of the Board of Directors, General Director of JSC "Khantymansiyskokrtelecom", Khanty-Mansiysk.
3.	Amirov G.A.	-	Member of the Board of Directors of JSC "Khantymansiyskokrtelecom", Deputy Chairman of Khanty-Mansiysk autonomous region government on state property management, Khanty-Mansiysk.
4.	Belyaev V.S.	-	Member of the Board of Directors of JSC "Khantymansiyskokrtelecom", General Director of JSC "VEO-INVEST", Moscow.
5.	Kayukov S.M.	-	Member of the Board of Directors, Deputy General Director of JSC "Khantymansiyskokrtelecom" on capital construction.
6.	Obukhov A.V.	-	Member of the Board of Directors of JSC "Khantymansiyskokrtelecom", Deputy Head of division of securities department of JSC "Svyazinvest", Moscow.

7.	Orlov O.P.	-	Member of the Board of Directors of JSC "Khantymansiyskokrtelecom", Deputy General Director of JSC "Uralsvyazinform", Perm.
8.	Shtukareva I.V.	-	Member of the Board of Directors of JSC "Khantymansiyskokrtelecom", adviser of General Director of JSC "Svyazinvest" on legal issues, Moscow.
9.	Rybakin V.I.	-	General Director of JSC "Uralsvyazinform", Perm..
10.	Razumov D.V.	-	Executive Director of JSC "LV Finance", Moscow.

The general meeting of the shareholders proceeded with considering of agenda issues.

<u>On the first agenda issue:</u>

1. On early termination of the Company Accounting Commission powers.

2. On election of Accounting Commission of JSC "Khantymansiyskokrtelecom".

Speaker: Shtukareva I.V. – adviser of General Director of JSC "Svyazinvest" on legal issues.

There were no questions to the speaker.

According to the Regulations on the general meeting of the shareholders of JSC "Khantymansiyskokrtelecom", the decision on the given issue is made by majority of voices of holders of the polling shares, taking part in the general meeting.

Results of voting on point 1 of the first agenda issue (protocol of the Accounting commission № 2):

"FOR": To terminate the powers of the Company Accounting Commission preschedully	-	**12 741 110**	votes;
"AGAINST"	-	**84 350**	votes;
"ABSTAIN"	-	**24 310**	votes.

Results of voting on point 2 of the first agenda issue (protocol of the Accounting commission № 2):

"FOR": To elect Accounting Commission of JSC "Khantymansiyskokrtelecom" consisting of: 1. Irina V. Kolupayeva; 2. Olga V. Lyakhov; 3. Kirill V. Frolov; 4. Marina V. Morozova; 5. Tatiana V. Repskaya; 6. Alyona V. Tolmacheva; 7. Oksana A. Tyutyugina	-	**12 753 500**	votes;
"AGAINST"	-	**82 150**	votes;
"ABSTAIN"	-	**3 630**	votes.

On the results of voting the general meeting decided:

1. **To terminate the powers of the Company Accounting Commission preschedully.**

2. **To elect Accounting Commission of JSC "Khantymansiyskokrtelecom" consisting of:**
   1. **Irina V. Kolupayeva;**
   2. **Olga V. Lyakhov;**
   3. **Kirill V. Frolov;**
   4. **Marina V. Morozova;**
   5. **Tatiana V. Repskaya;**
   6. **Alyona V. Tolmacheva;**
   7. **Oksana A. Tyutyugina.**

On the second agenda issue: On additional election of a member of Revision Commission of JSC "Khantymansiyskokrtelecom".

Speaker: Shtukareva I.V. – adviser of General Director of JSC "Svyazinvest" on legal issues.

There were no questions to the speaker.

According to the Regulations on the general meeting of the shareholders of JSC "Khantymansiyskokrtelecom", the decision on the given issue is made by majority of voices of holders of the polling shares, taking part in the general meeting.

Results of voting on the second agenda issue (protocol of the Accounting commission №3):

"FOR": To elect additionally in Revision Commission of JSC "Khantymansiyskokrtelecom" Nina N. Pavlyukova.	-	**11 955 310**	votes;
"AGAINST"	-	**75 550**	votes;
"ABSTAIN"	-	**5 830**	votes.

On the results of voting the general meeting decided:

1. To elect additionally in Revision Commission of JSC "Khantymansiyskokrtelecom" Nina N. Pavlyukova.

On the third agenda issue: On reorganization of JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer.

Speaker: Lopatin A.V. – Deputy General Director of JSC "Svyuazinvest".

Speakers of debates:

1. Lebedev E.V., General Director of JSC "Khantymansiyskokrtelecom";
2. Rybakin V.I., General Director of JSC "Uralsvyazinform".

There were no questions to the speaker.

According to the Regulations on the general meeting of the shareholders of JSC "Khantymansiyskokrtelecom", the decision on the given issue is made by majority of voices in three fourth votes of holders of the Company polling shares, taking part in the general meeting

Results of voting on the third agenda issue (protocol of the Accounting commission №4):

"FOR": To reorganize JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform". To approve of the Merger Agreement between JSC "Uralsvyazinform" and JSC "Khantymansiyskokrtelecom". To approve of the Deed of Transfer.	-	**14 526 313**	votes;
"AGAINST"	-	**512 050**	votes;
"ABSTAIN"	-	**18 640**	votes.

On the results of voting the general meeting decided:

1. To reorganize JSC "Khantymansiyskokrtelecom" by way of accession to JSC "Uralsvyazinform".

2. To approve of the Merger Agreement between JSC "Uralsvyazinform" and JSC "Khantymansiyskokrtelecom".

3. To approve of the Deed of Transfer.

All the agenda issues of the annual general meeting of shareholders are considered.

At 11:50 a.m. local time the Chairman of the general meeting declared the meeting closed.

Chairman of
Extraordinary general meeting **E.V. Lebedev**

Head of Secretariat **S.N. Kosterin**